UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                                 IFX CORPORATION
                           --------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                           --------------------------
                         (Title of Class of Securities)

                                   449518-20-8
                           --------------------------
                                 (CUSIP Number)

                                 Dennis J. Olle
                              Adorno & Zeder, P.A.
                            2601 South Bayshore Drive
                                   Suite 1600
                              Miami, Florida 33133
                                 (305) 858-5555
                           --------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 24, 2000
                           --------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall included signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP No. 449518-20-8                                               Page 2 of 10
------------------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               International Technology  Investments, L.C.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                 (a)      [ ]
                                                                                                 (b)      [X]
3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions)

               WC, BK

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
         2(e)                                                              [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION  -        Nevada, U.S.A.

                                    7       SOLE VOTING POWER

                                            -0-

          NUMBER OF
            SHARES                  8       SHARE VOTING POWER
         BENEFICIALLY
           OWNED BY                          6,000,000 shares of Common Stock
            EACH
          REPORTING
            PERSON                  9       SOLE DISPOSITIVE POWER
            WITH
                                            -0-

                                    10      SHARED DISPOSITIVE POWER

                                            6,000,000 shares of Common Stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,000,000 shares of Common Stock

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                           [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               48.2%

14       TYPE OF REPORTING PERSON (See Instructions)
               OO (International  Technology  Investments,  L.C. is a limited  liability company organized under the laws of the State of Nevada)

                                 SCHEDULE 13D/A

CUSIP No. 449518-20-8                                               Page 3 of 10
------------------------------------------------------------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Michael Shalom

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                 (a)      [ ]
                                                                                                 (b)      [X]
3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions)

               WC, BK

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION  -     U.S.A.

                                    7       SOLE VOTING POWER

                                            6,425

          NUMBER OF
            SHARES                  8       SHARE VOTING POWER
          BENEFICIALLY
            OWNED BY                        6,000,000 shares of Common Stock
             EACH
          REPORTING
            PERSON                  9       SOLE DISPOSITIVE POWER
             WITH
                                            6,425

                                    10      SHARED DISPOSITIVE POWER

                                            6,000,000 shares of Common Stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,006,425 shares of Common Stock

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                           [ ]
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               48.2%

14       TYPE OF REPORTING PERSON (See Instructions)
         IN

CUSIP NO. 449518-20-8                                                PAGE 4 OF 8

                           RIDER TO SCHEDULE 13D/A OF
                   INTERNATIONAL TECHNOLOGY INVESTMENTS, L.C.

         ITEM 1.  SECURITY AND ISSUER

                           Common Stock
                           IFX Corporation
                           707 Skokie Boulevard
                           5th Floor
                           Northbrook, IL 60062

         ITEM 2.  IDENTITY BACKGROUND

                  (a)-(c), (f) The names of the persons filing this Schedule 13D/A are (i) International Technology Investments, L.C., a Nevada limited liability company ("ITI"); (ii) Philistar Ltd., a Cayman Islands corporation ("Philistar"); (iii) Michael Shalom ("Shalom"); and (vii) Joseph Matalon ("Matalon") (collectively, ITI and Shalom shall sometimes be referred to as "Reporting Persons"). Philistar is the holder of a controlling interest in ITI. The directors of Philistar are Director Services Ltd., a Cayman Islands corporation and International Corporation Services Ltd., a Cayman Islands corporation. Pursuant to an amendment of the Operating Agreement of ITI, Michael Shalom is the manager of ITI. In September 1999, Mr. Shalom, a U.S. citizen, was elected as the Chief Executive Officer of IFX Corporation. Joseph Matalon, a citizen of Jamaica, is a principal and director of Philistar Ltd. and is also a director of IFX Corporation.

                  Pursuant to Articles of Merger dated December 27, 1999 and filed with the Secretary of State of Nevada, International Technologies Investments, L.C., a Florida limited liability ("ITI Florida") company merged into International Technologies Investments, L.C., a Nevada limited liability company. ITI is the surviving entity of the merger and the separate corporate existence of ITI Florida has ceased. The members, manager and ownership of ITI are identical to that of ITI Florida.

                  The principal business of ITI is the investment in IFX Corporation and similar investment opportunities. The principal business of Philistar is its investment in ITI and similar investment opportunities. The principal business of Shalom is as Chief Executive Officer of IFX Corporation. The principal business of Matalon is as director of Philistar and other business ventures. The business address of ITI is 2601 South Bayshore Drive, Suite 1600, Miami, Florida 33133. The business address of Philistar is One Regis Place, Midland Bank Trust Building, P.O. Box 472G, George Town, Grand Cayman, Cayman Islands, British West Indies. The business address for Shalom is 15050 N.W. 79 Ct., Suite 200, Miami Lakes, FL 33016. The business address of Matalon is 7-9 Harbour Street, Kingston, Jamaica, West Indies.

                  (d) and (e) During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining

CUSIP NO. 449518-20-8                                                PAGE 5 OF 8

future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The Reporting Persons have acquired an aggregate of 6,000,000 shares of Common Stock of the Issuer pursuant to a Subscription and Joint Venture Agreement dated November 23, 1998 (the "Agreement"), attached hereto as Exhibit A. Pursuant to the Agreement, on November 23, 1998, ITI irrevocably subscribed to purchase 500,000 shares of Common Stock of the Issuer for an aggregate purchase price of $1,000,000 and was granted an option to purchase an additional 5,500,000 shares of the Common Stock of the Issuer for an aggregate purchase price of $11,000,000. Pursuant to the Agreement ITI also has the right to appoint one director to the Issuer's Board of Directors. On August 2, 1999, ITI exercised its option to purchase additional shares of the Common Stock of the Issuer and paid the Issuer $1,500,000 to purchase 750,000 shares of the Common Stock of the Issuer. Additionally, on September 24, 1999, ITI exercised its option to purchase additional shares of the Common Stock of the Issuer and paid the Issuer $1,500,000 to purchase 750,000 shares of the Common Stock of the Issuer. Additionally, on December 31, 1999, ITI exercised its option to purchase additional shares of the Common Stock of the Issuer and paid the Issuer $5,000,000 to purchase 2,500,000 shares of the Common Stock of the Issuer. Additionally, on March 24, 2000, ITI exercised its option to purchase additional shares of the Common Stock of the Issuer and paid the Issuer $3,000,000 to purchase 1,500,000 shares of the Common Stock of the Issuer.

                  Working capital of ITI (including contributions of members) was used to purchase the initial 500,000 shares of Common Stock of the Issuer and the 750,000 shares of Common Stock of the Issuer purchased on August 2, 1999. A bank loan in the amount of $1,500,000 was used by ITI to exercise the option to purchase an additional 750,000 shares of Common Stock of the Issuer on September 24, 1999. The bank loan was obtained from Scotia Bank. A purchase money promissory note made to the order of the Issuer in the amount of $4,950,000 was executed by ITI, along with a capital contribution to ITI from Michael Shalom in the amount of $50,000, to exercise the option to purchase an additional 2,500,000 shares of Common Stock of the Issuer on December 31, 1999. Working capital in the amount of $3,000,000 was used by ITI to exercise the option to purchase an additional 1,500,000 shares of Common Stock of the Issuer on March 24, 2000. The Working Capital was obtained from Cranshire Capital, L.P., Keyway Investments Ltd., and The dotCom Fund, LLC (collectively, the "Class B Unit Holders") in return for their interests in a new class, the class "B" units, of membership interests in ITI.

         ITEM 4.  PURPOSE OF TRANSACTION

                  All shares of Common Stock acquired by the Reporting Persons have been acquired for investment purposes only. The shares were not acquired for the purpose of changing or influencing the control of the Issuer; however, exercises of the option and the appointment of a director of the issuer by ITI may have the effect of changing or influencing the control of the Issuer. Additionally, there are no restrictions on the Reporting Persons to buy or sell shares of Common Stock in response to changed market conditions.

CUSIP NO. 449518-20-8                                                PAGE 6 OF 8

                  On March 24, 2000, ITI entered into a set of agreements (attached hereto as Exhibit A) with the Class B Unit Holders admitting them as a new class of membership interests of ITI. In return, the Class B Unit Holders contributed $6,000,000 to ITI for the purpose of exercising the remaining 1,500,000 options granted pursuant to the Subscription and Joint Venture Agreement dated November 23, 1998 for $3,000,000 and to repay certain indebtedness owed by ITI to the Issuer. As a result of the aforementioned transaction, the 1,500,000 shares of Common Stock purchased with the Class B Unit Holders contribution have been pledged as collateral to the Class B Unit Holder's and are subject to various transfer provisions in the agreements between the two parties.

                  Other than as described above, the Reporting Persons have no present plans or proposals which relate to or would result in: (i) the acquisition by any person of any additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities and Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) ITI is the record owner of 6,000,000 shares of the Common Stock of the Issuer, which represents 48.2% of the issued and outstanding shares of the Common Stock of the Issuer.

                  (b) Michael Shalom and ITI are the beneficial owners of 6,000,000 shares of the Common Stock of the Issuer, which represents 48.2% of the issued and outstanding shares of the Common Stock of the Issuer. ITI is deemed to share beneficial ownership of all such shares with Philistar (by reason of Philistar's status as the holder of a controlling interest in, ITI), Shalom (as ITI's manager) and Matalon (as principal and director of Philistar). Collectively, ITI, Shalom, Matalon and Philistar share voting and dispositive power with respect to these shares.

                  (c) On March 24, 2000, ITI entered into a set of agreements (attached hereto as Exhibit A) with the Class B Unit Holders admitting them as a new class of membership interests of ITI. In return, the Class B Unit Holders contributed $6,000,000 to ITI for the purpose of

CUSIP NO. 449518-20-8                                                PAGE 7 OF 8

exercising the remaining option to purchase 1,500,000 shares of Common Stock granted pursuant to the Subscription and Joint Venture Agreement dated November 23, 1998, which shares were purchased on March 24, 2000. The transaction was effected through a preferred unit purchase agreement and was executed in the Commonwealth of Puerto Rico, City of San Juan.

                  (d) Not applicable.

                  (e) Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

                  Pursuant to the Agreement entered into by ITI and the Issuer, effective November 23, 1998, the Issuer granted ITI an option to purchase up to an additional 5,500,000 shares of the Common Stock of the Issuer for an aggregate purchase price of $11,000,000. On March 24, 2000, ITI entered into a set of agreements (attached hereto as Exhibit A) with the Class B Unit Holders admitting them as a new class of membership interests of ITI. In return, the Class B Unit Holders contributed $6,000,000 to ITI for the purpose of exercising the remaining 1,500,000 options granted pursuant to the Subscription and Joint Venture Agreement dated November 23, 1998 for $3,000,000 and to repay certain indebtedness owed by ITI to the Issuer. As a result of the aforementioned transaction, the 1,500,000 shares purchased with the Class B Unit Holder's contribution have been pledged to and are being held as collateral by the Class B Unit Holders. The agreements entered into with the Class B Unit Holders, however, restrict ITI and Michael Shalom from purchasing, selling, or transferring any of the Issuer's securities (including common stock or options).

     ITEM 7.      MATERIALS TO BE FILED AS EXHIBITS

                  Exhibit A:        Subscription and Joint Venture Agreement,
                                    incorporated by reference to the Issuer's
                                    Schedule 13D, as filed with the Securities and Exchange Commission on December 3, 1998.

                                    Power of Attorney appointing Michael Shalom as attorney-in-fact for all members of ITI for any or all amendments to this Schedule 13D, incorporated by reference to the Issuer's Schedule 13D/A, as filed with the Securities and Exchange Commission on September 30, 1999.

                                    Preferred Unit Purchase Agreement,
                                    incorporated by reference to the Issuer's
                                    Schedule 13D, attached hereto

                                    Second Amended and Restated Operating
                                    Agreement, incorporated by reference to the Issuer's Schedule 13D, attached hereto.

CUSIP NO. 449518-20-8                                                PAGE 8 OF 8

                                    First Amendment to Subscription and Joint
                                    Venture Agreement, incorporated by reference to the Issuer's Schedule 13D, attached hereto.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        INTERNATIONAL TECHNOLOGY INVESTMENTS,
                                        L.C., a Nevada limited liability company

Dated: March 31, 2000                       BY:      /s/ Michael Shalom
                                                     Michael Shalom, Manager

                               FIRST AMENDMENT TO
                    SUBSCRIPTION AND JOINT VENTURE AGREEMENT

         This First Amendment (the "AMENDMENT") to the Subscription and Joint Venture Agreement (the "JOINT VENTURE AGREEMENT"), entered into on November 23, 1998 by and among IFX Corporation, a Delaware corporation (AIFX@), Emerging Networks, Inc., a corporation organized under the laws of the British Virgin Islands (the "COMPANY"), and International Technology Investments, LC, a Nevada limited liability company, the successor to International Technology Investments, LC, a Florida limited liability company (AITI@), is made and entered into as of the 24th day of March, 2000, by and among IFX, the Company and ITI. All terms not otherwise defined herein shall have their respective meanings as set forth in the Joint Venture agreement.

         WHEREAS, the parties hereto desire to amend the terms and conditions of the Joint Venture Agreement, as and to the extent set forth herein.

         NOW, THEREFORE, in consideration of the foregoing, of the mutual covenants and agreements herein contained and of other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

         1. Section 4.3(b) of the Joint Venture Agreement is amended by deleting the second sentence of Section 4.3(b).

         2. Section 5.1 is amended by deleting the text of such section and replacing it with the following: "The parties acknowledge and agree that each Investor (or its Affiliates) may Dispose or cause the Disposition of such Investor's shares of Covered Stock, provided that such Disposition is made pursuant to an effective registration statement then in effect under the Securities Act of 1933, as amended (the "SECURITIES ACT") with respect to such Covered Stock or such Disposition is exempt from registration under the Securities Act and such Investor (or Affiliate) has delivered to IFX an opinion of counsel, in a reasonably acceptable form, to the effect that such Disposition may be effectuated pursuant to an exemption from registration under the Securities Act."

         3. Section 5.4 is amended by deleting the text of such section and replacing it with the words A[intentionally omitted]@.

         4. Section 7.3(e)(iv) is amended by deleting A60 days:" and replacing such text with A30 days".

         5. Section 7.3 is amended by adding a new Section 7.3(k) as follows:

                  A(k) The rights of each Stockholder to cause IFX to register Covered Stock pursuant to this Section 7.3 shall be automatically assigned to any transferee who acquires Covered Stock from a Stockholder pursuant to a Disposition; PROVIDED, HOWEVER, each Stockholder and each transferee (and any subsequent transferee) who acquires Covered Stock from, or that previously was owned by, such Stockholder (each such transferee, a "TRANSFEREE") shall be deemed one Person with respect to any Demand Registration and, as a result, such Stockholder and all such Transferees collectively shall be limited to three Demand Registrations, as provided in Section 7.3(a)."

         6. Section 7.3 is amended by adding a new Section 7.3(l) as follows:

                  "Each Stockholder hereby irrevocably waives and agrees not to exercise any rights such Stockholder may have under Section 7.3(d) of the Joint Venture Agreement (as the same may be amended by this Amendment) to include shares of such Stockholder's Covered Stock in any registration statement filed under the Securities Act by IFX, on or prior to September 1, 2000, relating to the underwritten public offering and sale of shares of IFX Common Stock (the "IFX OFFERING"). Each Stockholder agrees, and agrees to cause any Transferee from such Stockholder to agree, not to request a Demand Registration, pursuant to Section 7.3(a) of the Joint Venture Agreement, prior to the earlier of (i) the completion of the IFX Offering or (2) September 1, 2000.

         Notwithstanding anything in Section 8.2 of the Joint Venture Agreement to the contrary, IFX shall issue to ITI new certificates representing shares of IFX Common Stock that do not contain the legend specified by Section 8.2 of the Joint Venture Agreement concerning contractual transfer limitations upon surrender to IFX of the certificates containing such contractual transfer limitations in exchange therefor.

         If any provision of this Amendment is held by a court of competent jurisdiction to be invalid, illegal or unenforceable, such provision shall be severed and the remaining provisions hereof shall be enforced to the extent possible or modified in such a way as to make it enforceable, and the invalidity, illegality or unenforceability thereof shall not affect the validity, legality or enforceability of the remaining provisions of this Amendment.

         No modification or amendment of this Amendment, and no further modification or amendment of the Joint Venture Agreement, shall be valid unless the same shall be in writing executed by all of the parties hereto and thereto.

         This Amendment shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to the conflict of laws provisions thereof;

         This Amendment shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns. This Amendment constitutes the entire agreement among the parties hereto and supersedes all prior agreements and understandings, oral or written, among the parties hereto with respect to the subject matter hereof.

         This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signatory were an original, not a facsimile signature.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first written above.

                              EMERGING NETWORKS, INC.


                              By: /s/ Joel Eidelstein
                              Name:  Joel Eidelstein
                              Title: Vice President

                              IFX CORPORATION

                              By: /s/ Joel Eidelstein
                              Name:  Joel Eidelstein
                              Title: President


                              INTERNATIONAL TECHNOLOGY INVESTMENTS, LC

                              By: /s/ Michael Shalom
                              Name: Michael Shalom
                              Title:   Manager

Acknowledged and Agreed to by

/s/ Lee S. Casty
Lee S. Casty

                        PREFERRED UNIT PURCHASE AGREEMENT

         This PREFERRED UNIT PURCHASE AGREEMENT (the "AGREEMENT"), dated as of March 24, 2000, is entered into by and among International Technology Investments, L.C., a Nevada corporation, with headquarters located at 1135 Terminal Way, Suite 106, Reno, Nevada 89502 (the "COMPANY"), and the investors listed on SCHEDULE 1 attached hereto (individually, a "BUYER" and collectively, the "BUYERS").

         WHEREAS:

         A. The Company and the Buyers are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Rule 506 of Regulation D ("REGULATION D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "1933 ACT");

         B. The Company has authorized the following new series of units: the Company's Class B Units (the "PREFERRED UNITS"), in accordance with the terms of the Company's Second Amended and Restated Operating Agreement, in the form attached hereto as EXHIBIT A (the "OPERATING AGREEMENT");

         C. The Buyers wish to purchase, upon the terms and conditions stated in this Agreement, an aggregate of 60,000 Preferred Units, in the respective amounts set forth opposite each Buyer's name on SCHEDULE 1; and

         D. Contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering the Operating Agreement.

         NOW THEREFORE, the Company and the Buyers hereby agree as follows:

         1. PURCHASE AND SALE OF PREFERRED UNITS.

            a. PURCHASE OF PREFERRED UNITS. In connection with the offering (the "OFFERING") by the Company of the Preferred Units to the Buyers, and subject to the satisfaction (or waiver) of the conditions set forth in Sections 5 and 6 below, the Company shall issue and sell to each Buyer and each Buyer severally agrees to purchase from the Company the respective number of Preferred Units set forth opposite such Buyer's name on SCHEDULE 1 (the "CLOSING"). The purchase price (the "PURCHASE PRICE") of the Preferred Units at the Closing shall be $6,000,000.

            b. CLOSING DATE. The date and time of the Closing (the "CLOSING DATE") shall be 10:00 a.m. Central Time, within three (3) Business Days defined below following the date hereof, subject to notification of satisfaction (or waiver) of the conditions to the Closing set forth in Sections 5 and 6 below (or such later date as is mutually agreed to by the Company and the Buyers). The Closing shall occur on the Closing Date at the offices of Katten Muchin & Zavis, 525 West Monroe Street, Suite 1600, Chicago, Illinois 60661-3693, unless otherwise agreed by the parties. For purposes of this Agreement, "BUSINESS DAYS" means any day on which the New York Stock Exchange or the National Nasdaq Market is open for business.

            c. FORM OF PAYMENT. On the Closing Date, (i) subject to the satisfaction (or waiver) of the conditions set forth in Section 6 below, each Buyer shall pay their appropriate portion of the Purchase Price to the Company, for the Preferred Units to be issued and sold to such Buyer at the Closing, by wire transfer of immediately available funds in accordance with the Company's written wire instructions, and (ii) subject to the satisfaction (or waiver) of the conditions set forth in Section 5 below, the Company shall deliver to Katten Muchin Zavis, c/o Anthony J. Ribaudo, located at 525 West Monroe St., Suite 1600, Chicago, Illinois 60661-3693, as the escrow agent (the "ESCROW AGENT"), on behalf of each Buyer, three (3) originally executed copies of the Operating Agreement which shall represent the Preferred Units which such Buyer is then purchasing (as indicated opposite such Buyer's name on SCHEDULE 1). Upon the completion of the conditions contained in Sections 5 and 6 of this Agreement, the Escrow Agent shall deliver such originally executed copies of the Operating Agreement representing the Preferred Units to the Buyers via overnight courier after the Buyers have wired the Purchase Price to the Company.

         2. BUYER'S REPRESENTATIONS AND WARRANTIES.

            Each Buyer represents and warrants with respect to only itself that:

            a. INVESTMENT PURPOSE. Such Buyer is acquiring the Preferred Units for its own account for investment only and not with a view towards, or for resale in connection with, the resale, public sale or distribution of any part thereof, except pursuant to sales registered or exempted under the 1933 Act and that such investor has no present intention of selling, granting any participation in, or otherwise distributing the same; PROVIDED, HOWEVER, that by making the representations herein, such Buyer does not agree to hold any of the Preferred Units for any minimum or other specific term and reserves the right to dispose of the Preferred Units at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act.

            b. ACCREDITED INVESTOR STATUS. Such Buyer is an "accredited investor" as that term is defined in Rule 501(a)(3) of Regulation D.

            c. RELIANCE ON EXEMPTIONS. Such Buyer understands that the Preferred Units are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire such Preferred Units.

            d. INFORMATION. Such Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Preferred Units which have been requested by such Buyer. Such Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer's right to rely on the Company's representations and warranties contained in Section 3 below. Such Buyer understands that its investment in the Preferred Units involves a high degree of risk. Such Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Preferred Units.

            e. NO GOVERNMENTAL REVIEW. Such Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Preferred Units or the fairness or suitability of the investment in the Preferred Units nor have such authorities passed upon or endorsed the merits of the offering of the Preferred Units.

            f. TRANSFER OR RESALE. Such Buyer understands that: (i) the Preferred Units have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) such Buyer shall have delivered to the Company an opinion of counsel, in a generally acceptable form, to the effect that such Preferred Units to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) such Buyer provides the Company with reasonable assurance that such Preferred Units can be sold, assigned or transferred pursuant to Rule 144 promulgated under the 1933 Act, as amended, (or a successor rule thereto) ("RULE 144"); and (ii) any sale of the Preferred Units made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, and if Buyer intends to utilize Rule 144 but Rule 144 is not applicable to such resale, any resale of the Preferred Units under circumstances in which the Buyer (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder.

            g. VALIDITY; ENFORCEMENT. This Agreement has been duly and validly authorized, executed and delivered on behalf of such Buyer and is a valid and binding agreement of such Buyer enforceable against such Buyer in accordance with its terms, subject as to enforceability to general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

            h. RESIDENCY. Such Buyer is a resident of that country and state, if applicable, specified in its address on SCHEDULE 1.

            i. INVESTMENT EXPERIENCE. Such Buyer is an investor in securities of companies and acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Preferred Units for the purpose of acquiring the Preferred Units.

         3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

            The Company represents and warrants to each of the Buyers that:

            a. ORGANIZATION AND QUALIFICATION. The Company and its "SUBSIDIARIES" (which for purposes of this Agreement means any entity in which the Company, directly or indirectly, owns a controlling position of capital stock or holds a controlling position of an equity or similar interest), are either a limited liability company or corporation duly organized and validly existing in good standing under the laws of the jurisdiction in which they are organized or incorporated, as applicable, and have the requisite limited liability company or corporate power, as applicable, and authorization to own their properties and to carry on their business as now being conducted. Each of the Company and its Subsidiaries is duly qualified as a foreign limited liability company or corporation, as applicable, to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "MATERIAL ADVERSE EFFECT" means any material adverse effect on the business, properties, assets, operations, results or operations, financial condition or prospects of the Company and its Subsidiaries, if any, taken as a whole, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith, or on the authority or ability of the Company to perform its obligations under the Transaction Documents (as defined below in Section 3(b)).

            b. AUTHORIZATION; ENFORCEMENT; VALIDITY. (i) The Company has the requisite limited liability company power and authority to enter into and perform this Agreement, the Operating Agreement and the First Amendment (the "AMENDMENT") to the Subscription and Joint Venture Agreement (the "JOINT VENTURE AGREEMENT", and as amended by the Amendment, the "AMENDED JOINT VENTURE AGREEMENT") entered into as of March 24, 2000 by and among the Company, IFX Corporation, a Delaware corporation ("IFX") and Emerging Networks, Inc., a corporation organized under the laws of the British Virgin Islands ("ENI"), attached hereto in the form of EXHIBIT B, and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by this Agreement (collectively, the "TRANSACTION DOCUMENTS"), and to issue the Preferred Units in accordance with the terms hereof and thereof,
(ii) the execution and delivery of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby, including without limitation the issuance of the Preferred Units have been duly authorized by the Company's members and no further consent or authorization is required by the Company, its manager or its members, (iii) the Transaction Documents have been duly executed and delivered by the Company, and (iv) the Transaction Documents constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.

            c. ISSUANCE OF PREFERRED UNITS. The Preferred Units are duly authorized and, upon issuance in accordance with the terms hereof, shall be (i) validly issued, fully paid and non-assessable and (ii) free from all taxes, liens and charges with respect to the issue thereof. The Preferred Units shall be entitled to the rights and preferences set forth in the Operating Agreement. The issuance by the Company of the Preferred Units is exempt from registration under the 1933 Act.

            d. NO CONFLICTS. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the Company's issuance of the Preferred Units) will not (i) result in a violation of the Company's Articles of Organization, as amended and as in effect on the date hereof (the "ARTICLES OF ORGANIZATION") or the Company's Operating Agreement, or
(ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the Principal Market (as defined in Section 4(d) below)) applicable to the Company or by which any property or asset of the Company is bound or affected. The Company is not in violation of any term of or in default under its Articles of Organization or Operating Agreement. The Company is not in violation of any term of or in default under any contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company. The business of the Company is not being conducted, and shall not be conducted, in violation of any law, ordinance, regulation of any governmental entity. Except as specifically contemplated by the Transaction Documents, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or any regulatory or self-regulatory agency in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the Company is required to obtain prior to Closing pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof. The Company is unaware of any facts or circumstances which might give rise to any of the foregoing. IFX is not in violation of the listing requirements of the Principal Market.

            e. SEC DOCUMENTS; FINANCIAL STATEMENTS. As of the Closing, if required, the Company and IFX have filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 ACT") (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC DOCUMENTS"). As of their respective dates, the SEC DOCUMENTS, if any, complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, if any, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, to the best of the Company's knowledge (i) the financial statements of IFX included in the SEC Documents, if any, complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. To the best of the Company's knowledge, such financial statements, if any, have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (A) as may be otherwise indicated in such financial statements or the notes thereto, or (B) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of IFX as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments), and (ii) no other information provided by or on behalf of the Company to the Buyers which is not included in the SEC Documents, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made, not misleading. Neither the Company nor any of its officers, managers, employees or agents, nor any of its Subsidiaries, have provided the Buyers with any material, nonpublic information.

            f. ABSENCE OF CERTAIN CHANGES. Since December 1, 1999, there has been no Material Adverse Effect concerning the Company or its Subsidiaries. The Company and its Subsidiaries have not taken any steps, and do not currently expect to take any steps, to seek protection pursuant to any bankruptcy law nor does the Company or any of its Subsidiaries have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings.

            g. ABSENCE OF LITIGATION. Except as set forth in the SEC Documents, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company or any of its Subsidiaries, threatened against or affecting the Company or any of its Subsidiaries, the Company's Preferred Units or other membership units, the common stock of IFX, par value $.02 per share (the "IFX COMMON STOCK") or any of the Company's or the Company's Subsidiaries' officers or directors or managers, as applicable, in their capacities as such which would have a Material Adverse Effect.

            h. NO UNDISCLOSED EVENTS, LIABILITIES, DEVELOPMENTS OR CIRCUMSTANCES. No event, liability, development or circumstance has occurred or exists, or is contemplated to occur, with respect to the Company or its Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Company or its Subsidiaries under applicable securities laws or anti-fraud provisions and which has not been previously disclosed to the Buyers.

            i. NO GENERAL SOLICITATION. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the 1933 Act) in connection with the offer or sale of the Preferred Units.

            j. NO INTEGRATED OFFERING. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Preferred Units under the 1933 Act or cause this offering of the Preferred Units to be integrated with prior offerings by the Company for purposes of the 1933 Act or any applicable stockholder approval provisions, nor will the Company or any of its Subsidiaries take any action or steps that would require registration of any of the Preferred Units under the 1933 Act or cause the offering of the Preferred Units to be integrated with other offerings.

            k. EMPLOYEE RELATIONS. Neither the Company nor any of its Subsidiaries is involved in any union labor dispute nor, to the knowledge of the Company or any of its Subsidiaries, is any such dispute threatened.

            l. INTELLECTUAL PROPERTY RIGHTS. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. None of the Company's or Subsidiaries' trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, government authorizations, trade secrets or other intellectual property rights have expired or terminated, or are expected to expire or terminate within two years from the date of this Agreement. The Company and its Subsidiaries do not have any knowledge of any infringement by the Company or its Subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, or of any such development of similar or identical trade secrets or technical information by others and the Company and its Subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties.

            m. ENVIRONMENTAL LAWS. The Company and its Subsidiaries (i) are in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("ENVIRONMENTAL LAWS"), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval.

            n. TITLE. The Company and its Subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as are described in the SEC Documents or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and any of its Subsidiaries. Any real property and facilities held under lease by the Company and any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

            o. INSURANCE. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged and the Company and Subsidiaries do not have any reason to believe they will not be able to renew its existing insurance coverage under substantially similar terms for the next two (2) years.

            p. REGULATORY PERMITS. The Company and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

            q. TRANSACTIONS WITH AFFILIATES. Except as set forth in the Transaction Documents and the SEC Documents, none of the officers, control parties, control entities, managers, members or employees of the Company is presently a party to any transaction with the Company or any of its Subsidiaries (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

            r. ELIGIBILITY. IFX is currently eligible to register the resale by its shareholders of its common stock on a registration statement on Form S-3 under the 1933 Act.

            s. TAX FILING AND STATUS.

               (i) The Company and each of its Subsidiaries has made or filed all federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject (unless and only to the extent that the Company and each of its Subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) and has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

               (ii) For purposes of the Internal Revenue Code of 1986, as amended (the "CODE"), the Company and all of its predecessors have never been engaged in any trade or business, as the term is used in Section 731 of the Code.

               (iii) For purposes of the Code, the Company and all of its predecessors have always only held as assets the following: cash, IFX Common Stock, the Joint Venture Agreement and the Amended Joint Venture Agreement.

            t. LIENS; AUDITS. Except as listed on the attached LIENS SCHEDULE, there are no liens, tax liens, judgments, pledges, charges, security interests, community property or similar rights, encumbrances or other adverse claims of any kind (each "LIEN") on any of the assets of the Company. There are no unexpired waivers by the Company of any statutes of limitations with respect to any taxes, and the Company is not a party to any action or proceedings by any governmental authority regarding the collection or assessment of any taxes.

            u. CAPITALIZATION.

               (i) The attached CAPITALIZATION SCHEDULE accurately sets forth the following information with respect to the Company's capitalization as of the Closing and immediately thereafter: (1) the authorized membership interests of the Company, (2) the number of each class of membership interests issued and outstanding, (3) the number of each class of membership interests reserved for issuance upon exercise of options, warrants, convertible securities, etc., (4) the name of each holder of membership interests and the amount of membership interests and percentage interest owned by each such holder and (5) with respect to all outstanding options and rights to acquire the Company's membership interests: the holder, the number of units covered, the exercise price and the expiration date. As of the Closing, the Company shall not have outstanding any membership interests or securities convertible or exchangeable for any membership interests or containing any profit participation features, nor shall it have outstanding any rights or options to subscribe for or to purchase its membership interests or any membership interests or securities convertible into or exchangeable for its membership interests or any equity appreciation rights or phantom equity plans, except as set forth on the CAPITALIZATION SCHEDULE. As of the Closing, the Company shall not be subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of its membership interests or any warrants, options or other rights to acquire its membership interests, except as set forth on the CAPITALIZATION SCHEDULE and except pursuant to the terms of the Operating Agreement. As of the Closing, all of the outstanding membership interests of the Company shall be validly issued and duly authorized.

               (ii) There are no statutory or contractual members preemptive rights or rights of refusal with respect to the issuance of the Preferred Units hereunder. There are no agreements between the Company's members with respect to the voting or transfer of the Company's membership interests or with respect to any other aspect of the Company's affairs, except as set forth in the Operating Agreement.

            v. JOINT VENTURE AGREEMENT. As of the Closing, the Company and all other applicable parties have entered into the Amendment. Attached hereto as EXHIBIT B, is the current form, as of the Closing, of the Amended Joint Venture Agreement.

            w. MERGER OF THE COMPANY. On December 23, 1999, International Technology Investments, L.C., a Florida limited liability company (the "PREDECESSOR COMPANY") merged with and into the Company (the "MERGER") and pursuant to such Merger, the Company acquired all right, title and interest to and in all of the assets and liabilities of the Predecessor Company.

         4. COVENANTS.

         a. BEST EFFORTS. Each party shall use its best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Sections 5 and 6 of this Agreement.

         b. FORM D AND BLUE SKY. The Company agrees to file a Form D with respect to the Preferred Units as required under Regulation D and to provide a copy thereof to each Buyer promptly after such filing. The Company shall, on or before the Closing Date, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Preferred Units for sale to the Buyers at the Closing pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States, and shall provide evidence of any such action so taken to the Buyers on or prior to the Closing Date. The Company shall make all filings and reports relating the offer and sale of the Preferred Units required under applicable securities or "Blue Sky" laws of the states of the United States following the Closing Date.

         c. REPORTING STATUS. Until the earlier of (i) the date which is one year after the date as of which the Buyers may sell all of the IFX Common Stock received due to any redemption of the Preferred Units (the "REDEMPTION SHARES") pursuant to the Operating Agreement, without restriction pursuant to Rule 144(k) promulgated under the 1933 Act (or successor thereto), or (ii) the date on which
(A) the Buyers shall have sold all the Redemption Shares (the "REGISTRATION PERIOD") and (B) none of the Preferred Units are outstanding, Michael Shalom, as manager (the "MANAGER") of the Company shall cause IFX to file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Manager shall cause IFX not to terminate its status as an issuer required to file reports under the 1934 Act , even if the 1934 Act or the rules and regulations thereunder would otherwise permit such termination.

         d. LISTING. The Manager shall use his best efforts to cause IFX to promptly secure the listing of all of the Redemption Shares upon each national securities exchange, automated quotation system or bulletin board system, if any, upon which shares of IFX Common Stock are then listed (subject to official notice of issuance) and shall use his best efforts to maintain, so long as any other shares of IFX Common Stock shall be so listed, such listing of all Redemption Shares. The Manager shall use his best efforts to cause IFX to maintain the authorization of IFX Common Stock for quotation on the Nasdaq National Market, Nasdaq Small-Cap Market, Nasdaq Bulletin Board System, The New York Stock Exchange, Inc. or The American Stock Exchange, Inc., as applicable (the "PRINCIPAL MARKET"). The Company shall not take any action which would be reasonably expected to result in the delisting or suspension of IFX Common Stock on the Principal Market. The Company shall promptly, and in no event later than the following Business Day, provide to each Buyer copies of any notices it or its Subsidiaries receives from the Principal Market regarding the continued eligibility of IFX Common Stock for listing on such automated quotation system or securities exchange. The Manager shall use his best efforts to cause IFX to pay all fees and expenses in connection with satisfying the obligations under this Section 4(d).

            e. ISSUANCE OF REDEMPTION SHARES. In the event that the Company transfers to any Buyer, pursuant to the Operating Agreement, Redemption Shares, such Redemption Shares shall be duly authorized, and validly issued, fully paid and non-assessable and free of all taxes, liens, charges and preemptive rights with respect to the issue thereof.

            f. INVOCATION OF REGISTRATION RIGHTS. The Company shall not invoke or exercise any of its registration rights set forth in the Amended Joint Venture Agreement without the prior written consent of holders of at least two-thirds (2/3) of the Preferred Units then outstanding.

            g. INDEPENDENT AUDITORS. The Manager shall use his best efforts to cause IFX, until at least three (3) years after the Closing Date, to maintain as its independent auditors an accounting firm authorized to practice before the SEC.

            h. CORPORATE EXISTENCE AND TAXES. The Manager shall use his best efforts to cause IFX, until at least the later of (i) the date that is three (3) years after the Closing Date or (ii) the redemption of all Preferred Units and the sale by the Buyers of all Redemption Shares, if applicable, to maintain the corporate existence of IFX in good standing (provided, however, that the foregoing covenant shall not prevent IFX from entering into any merger or corporate reorganization as long as the surviving entity in such transaction, if not IFX, has common stock listed for trading on the Principal Market and shall pay all its taxes when due except for taxes which the Company or IFX disputes).

            i. OPERATING AGREEMENT. The Company shall timely satisfy each of the covenants and agreements set forth in the Operating Agreement.

            j. NEGATIVE COVENANT. So long as any of the Preferred Units remain outstanding, the Company shall not, without the prior written consent of the holders of two-thirds (2/3) of the Preferred Units, enter into, become subject to, amend, modify or waive, or permit any of its Subsidiaries to enter into, become subject to, amend, modify or waive, any agreement or instrument which by its terms would (under any circumstances) restrict the Company's right to perform any of the provisions of any of the Transaction Documents.

            k. COMPLIANCE WITH AGREEMENTS. The Company shall perform and observe all of its material obligations to each holder of the Preferred Units set forth in the Transaction Documents.

            l. [Reserved.]

            m. ISSUANCE OF DEBT OBLIGATIONS OR SIMILAR LIABILITIES. So long as any of the Preferred Units remain outstanding, the Company shall not issue any debt obligation or similar instrument or incur any indebtedness or similar liability except as set forth in the Operating Agreement.

            n. DISTRIBUTIONS. The Company shall not make any distributions of cash or any other property to any person, member or entity except as set forth in the Operating Agreement.

            o. [Reserved.]

            p. PROCEEDS. The Company shall promptly use the Purchase Price for only the following purposes: (i) to exercise the Company's option and right as set forth in Section 4.3 of the Amended Joint Venture Agreement to purchase (the "OPTION EXERCISE") 1,500,000 shares of common stock of IFX, par value $.02 per share ("IFX COMMON STOCK"), (ii) to completely repay the Company's obligations to IFX pursuant to that certain promissory note entered into by and between IFX and the Predecessor Company on December 31, 1999, (iii) to pay reasonable Company expenses, and (iv) to pay any interest or similar payments required pursuant to the indebtedness incurred by the Company or the Florida L.C. in favor of Scotiabank (Cayman Islands) Ltd. The Company shall utilize the Purchase Price in the manner described in this Section 4(p) promptly, but in no event later than the third (3rd) business day following the date of this Agreement; PROVIDED, HOWEVER, that the Company shall utilize that portion allocable to its obligations under Section 4(p)(iii) and (iv) above promptly when such obligations become due.

            q. CONTROL OF IFX SHARES AND AMENDED JOINT VENTURE AGREEMENT. The Company shall promptly, but in no event later than the third (3rd) Business Day following the Option Exercise, forward by overnight bonded courier to the designee of the holders of the Preferred Units the certificates representing the 1,500,000 shares of IFX Common Stock issued in the name of the Company as a result of the Option Exercise and the original Joint Venture Agreement and the original Amendment. While any Preferred Unit is outstanding, the Company shall take no action whatsoever with respect to such IFX Common Stock and the Joint Venture Agreement and the original Amendment unless the Company has received the prior written consent of holders with at least two-thirds (2/3) of the Preferred Units.

            5. CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.

            The obligation of the Company hereunder to issue and sell the Preferred Units to each Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

            a. TRANSACTION DOCUMENTS. Such Buyer shall have executed each of the Transaction Documents, where appropriate, to which it is a party and delivered the same to the Escrow Agent for the transactions contemplated by this Agreement;

            b. REPRESENTATIONS AND WARRANTIES. The representations and warranties of such Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Closing Date; and

         c. ADDITIONAL DOCUMENTS. Such Buyer shall have delivered to the Escrow Agent such other documents relating to the transactions contemplated by this Agreement as the Escrow Agent may reasonable request.

         6. CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.

         The obligation of each Buyer hereunder to purchase the Preferred Units at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for each Buyer's sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

         a. TRANSACTION DOCUMENTS. The Company shall have executed each of the Transaction Documents and delivered the same to the Escrow Agent;

         b. IFX COMMON STOCK. IFX Common Stock shall be authorized for quotation on the Principal Market and trading in IFX Common Stock shall not have been suspended by the SEC or the Principal Market;

         c. REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company shall be true and correct as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date;

         d. LEGAL OPINION. The Company shall have delivered to the Escrow Agent the opinion of the Company's counsel dated as of the Closing Date, in form, scope and substance reasonably satisfactory to such Buyer and in substantially the form of EXHIBIT C attached hereto;

         e. OPERATING AGREEMENT. The Company shall have executed and delivered to the Escrow Agent that number of originally executed copies of the Operating Agreement as requested by the Buyers at the Closing and the Operating Agreement shall be effective as of the Closing Date;

         f. FILINGS. The Company shall have made all filings under all applicable federal and state securities laws necessary to consummate the issuance of the Preferred Units pursuant to this Agreement in compliance with such laws;

         g. ADDITIONAL DOCUMENTS. The Company shall have delivered to the Escrow Agent such other documents relating to the transactions contemplated by this Agreement as the Escrow Agent may reasonably request; and

         h. FEES. Subject to Section 9(k) below, at Closing, the Company shall reimburse the Buyers for the Buyers' attorneys' fees and expenses (in an amount not to exceed $75,000.00) incurred by the Buyers concerning the due diligence review of the contemplated transactions and the

Company, and the negotiation and preparation of the Transaction Documents and the consummation of the transactions contemplated thereby.

         i. AMENDED JOINT VENTURE AGREEMENT. The Company shall have delivered to the Escrow Agent a copy of the Amended Joint Venture Agreement executed and delivered by the Company, IFX and ENI.

         j. GOOD STANDING CERTIFICATE. The Company shall have delivered to the Escrow Agent a certificate of good standing of the Company, dated not more than five (5) days prior to the Closing Date, issued by the State of Nevada.

         k. MANAGER'S CERTIFICATE; ARTICLES OF ORGANIZATION; RESOLUTIONS. The Company shall have delivered to the Escrow Agent (i) a certificate of the Manager, dated as of the Closing Date, stating that the conditions contained in this Section 6 have been fully satisfied, (ii) certified copies of the Company's Articles of Organization, as in effect at the Closing and (iii) certified copies of the resolutions duly adopted by the Company authorizing the execution, delivery and performance of the Transaction Documents, the issuance and sale of the Preferred Units, and the consummation of all other transactions contemplated by this Agreement.

         l. COMPANY ACTION. All Company action taken or required to be taken by the Company in connection with the transactions contemplated hereby to be consummated at or prior to the Closing shall have been consummated.

         m. NO MATERIAL ADVERSE CHANGE. Since December 1, 1999, there shall have been no material adverse change in the financial condition, operating results, assets, liabilities, operations, employee relations or customer or supplier relations of the Company and its Subsidiaries taken as a whole.

         n. COMPLIANCE WITH APPLICABLE LAWS. The purchase of the Preferred Units by the Buyers hereunder shall not be prohibited by any applicable law or governmental rule or regulation and shall not subject the Buyers to any penalty, liability or, in the Buyers' reasonable judgment, other onerous condition under or pursuant to any applicable law or governmental rule or regulation, and the purchase of the Preferred Units by the Buyers hereunder shall be permitted by laws, rules and regulations of the jurisdictions and governmental authorities and agencies to which the Buyers are subject.

         o. TAX RETURNS. The Company shall have delivered to the Escrow Agent all state and federal tax returns of the Company filed for fiscal years 1998 and 1999.

         7. INDEMNIFICATION.

         In consideration of each Buyer's execution and delivery of the Transaction Documents and acquiring the Preferred Units thereunder and in addition to all of the Company's other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Buyer and each other holder of the Preferred Units and all of their stockholders, officers, directors, partners, employees and direct or indirect investors and any of the foregoing person's agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "INDEMNITEES") from and against any and all actions, causes of action, suits (whether instituted or defended or otherwise), claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "INDEMNIFIED LIABILITIES"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby,
(b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (c) any cause of action, suit or claim brought or made against such Indemnitee and arising out of or resulting from the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or
(d) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Preferred Units; PROVIDED, HOWEVER, no indemnification shall be paid hereunder to any Indemnitee on account of any Indemnified Liabilities arising substantially due to the gross negligence or willful misconduct of such Indemnitee. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

         8. LIQUIDATED DAMAGES.

         The Company agrees that Buyers will suffer damages if the Company violates any provision of or fails to fulfill any of its obligations or duties pursuant to the Transaction Documents (a "COMPANY VIOLATION"), and that it would not be possible to ascertain the extent of such damages. Accordingly, in the event of such Company Violation, the Company hereby agrees to pay liquidated damages ("LIQUIDATED DAMAGES") to each Buyer following the occurrence of such Company Violation in an amount determined by multiplying (i) $2.00 per Preferred Unit then held by such Buyer by (ii) the percentage derived by dividing (A) the actual number of days elapsed from the last day of the date of the Company Violation or the prior 30-day period, as applicable, to the day such Company Violation has been completely cured by (B) 30, in cash or at the Buyer's option, in the number of shares of IFX Common Stock equal to the quotient of (v) the dollar amount of the Liquidated Damages on the Payment Date (as defined below) divided by (w) the closing bid price of IFX Common Stock as of the date of the Company Violation (as quoted in the Principal Market or the market or exchange where IFX Common Stock is then traded). The Liquidated Damages payable pursuant hereto shall be payable within five (5) business days from the end of the calendar month commencing on the first calendar month in which the Company Violation occurs (each, a "PAYMENT DATE"). In the event the Buyer elects to receive the Liquidated Damages amount in shares of IFX Common Stock, such shares shall also be considered Redemption Shares and shall have the registration rights set forth in Article 17 of the Operating Agreement and Section 7.3 of the Amended Joint Venture Agreement.

         9. GOVERNING LAW; MISCELLANEOUS.

         a. GOVERNING LAW; JURISDICTION; JURY TRIAL. This Agreement shall be governed by and construed in all respects by the internal laws of the State of Nevada (except for the proper application of the United States federal securities laws), without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Nevada or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Nevada. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of Las Vegas. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

         b. COUNTERPARTS. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

         c. HEADINGS. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

         d. SEVERABILITY. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

         e. ENTIRE AGREEMENT; AMENDMENTS. This Agreement supersedes all other prior oral or written agreements between the Buyers, the Company, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and holders of at least two-thirds (2/3) of the Preferred Units then outstanding, and no provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.

         f. NOTICES. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

         If to the Company:

                  International Technology Investments, L.C.
                  1135 Terminal Way, Suite 106
                  Reno, Nevada 89502
                  Telephone:  (775) 329-1842
                  Attention:  Michael Shalom, Manager

         With a copy to:

                  Dennis Olle, Esq./Michael Ford, Esq.
                  Adorno & Zeder, P.A.
                  2601 S. Bayshore Dr., Ste. 1600
                  Miami, Florida 33133
                  Telephone:  (305) 860-7044 or (305) 860-7070
                  Facsimile:  (305) 858-4777

If to a Buyer, to it at the address and facsimile number set forth on SCHEDULE 1 with copies to such Buyer's representatives as set forth on SCHEDULE 1, or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party five days prior to the effectiveness of such change.

            g. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Preferred Units. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of holders of at least two-thirds (2/3) of the Preferred Units then outstanding. A Buyer may assign some or all of its rights hereunder without the consent of the Company, provided, however, that any such assignment shall not release such Buyer from its obligations hereunder unless such obligations are assumed by such assignee and the Company has consented to such assignment and assumption (such consent not to be unreasonably withheld).

            h. NO THIRD PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

            i. SURVIVAL. Unless this Agreement is terminated under Section 9(k), the agreements and covenants set forth in Sections 4 and 9, the indemnification provisions set forth in Section 7 and the liquidated damages provisions set forth in Section 8 shall survive the Closing. Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

            j. FURTHER ASSURANCES. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

            k. TERMINATION. In the event that the Closing shall not have occurred with respect to a Buyer on or before three (3) Business Days from the date hereof due to the Company's or such Buyer's failure to satisfy the conditions set forth in Sections 5 and 6 above (and the nonbreaching party's failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, that if this Agreement is terminated pursuant to this Section 9(k), the Company shall remain obligated to reimburse the nonbreaching Buyers for the expenses described in Section 6(h) above.

            l. PLACEMENT AGENT. The Company acknowledges that it has not engaged any placement agent or broker in connection with the sale of the Preferred Units. The Company shall be responsible for the payment of any placement agent's fees or broker's commissions relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, attorneys' fees and out of pocket expenses) arising in connection with any such claim.

            m. NO STRICT CONSTRUCTION. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

            n. REMEDIES. Each Buyer and each holder of the Preferred Units shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any person or entity having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

            o. PAYMENT SET ASIDE. To the extent that the Company makes a payment or payments to the Buyers hereunder or pursuant to the Transaction Documents or the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, the Buyers and the Company have caused this Preferred Unit Purchase Agreement to be duly executed as of the date first written above.

COMPANY:                          BUYERS:

INTERNATIONAL TECHNOLOGY          CRANSHIRE CAPITAL, L.P.
  INVESTMENTS, L.C.               By:    Downsview Capital, Incorporated,
                                         the General Partner
By:  /s/ Michael Shalom
Name:    Michael Shalom                  By:  /s/ Mitchell Kopin
Title:   Manager                         Name:    Mitchell Kopin
                                         Title:   President

                                  KEYWAY INVESTMENTS, LTD.

                                  By:  /s/ Pamela Ann Young
                                  Name:    Pamela Ann Young
                                  Title:   Director


                                  THE DOTCOM FUND, LLC

                                  By:  /s/ Mark Rice
                                  Name:    Mark Rice
                                  Title:   Managing Member

                                LIST OF EXHIBITS

Exhibit A                  Form of Operating Agreement
Exhibit B                  Form of Amended Joint Venture Agreement
Exhibit C                  Form of Company Counsel Opinion

                                LIST OF SCHEDULES

Schedule 1: List of Buyers
Capitalization Schedule
Liens Schedule

                           SCHEDULE 1: LIST OF BUYERS
                           --------------------------
                                                                                                 BUYER'S LEGAL
                                                                                                REPRESENTATIVES'
                               BUYER ADDRESS               PURCHASE         NUMBER OF        ADDRESS AND FACSIMILE
     BUYER'S NAME           AND FACSIMILE NUMBER            PRICE        PREFERRED UNITS             NUMBER
---------------------  ------------------------------  ----------------  ---------------  ---------------------------
Cranshire Capital,        666 Dundee Rd., Ste. 1901     $2,750,000.00         27,500        Katten Muchin & Zavis
L.P.                      Northbrook, IL 60062                                              525 W. Monroe Street
                          Attn: Mitchell Kopin                                              Chicago, Illinois
                          (p) 847/562-9030                                                  60661-3693
                          (f) 847/562-9031                                                  Attention: Anthony J.
                                                                                                 Ribaudo, Esq.
                                                                                            (p) 312/ 902-5521
                                                                                            (f) 312/ 577-8763
Keyway Investments        19 Mount Havelock
Ltd.                      Douglas, Isle of Man          $1,000,000.00         10,000
                          United Kingdom
                          1M1 2QG
                          (p) 011-44-171-323-2131
                          (f) 011-44-171-323-0773
                          Attention: Martin Peters

The dotCom Fund, LLC      666 Dundee Rd., Ste. 1901
                          Northbrook, IL 60062          $2,250,000.00         22,500
                          Attention: Mark Rice
                          (p) 847/509-2290
                          (f) 847/509-2295


                             CAPITALIZATION SCHEDULE

As of the date of the Agreement, set forth below is the capitalization of the
Company:

I.   Authorized membership interests of the Company:

         a) Class A Units

II.  Number of each class of membership interests issued and outstanding:

         a) Class A Units:
                  1. Philistar Ltd. (30,000 units)
                  2. MITS Investment Corp. (10,000 units)

III. Number of each class of membership interests reserved for issuance upon exercise of options, Warrants, convertible securities, etc:

                  None.

IV. Name of each holder of membership interests and the amount of membership interests and percentage interest owned by each such holder:

         a) Class A Units:
                  1. Philistar Ltd. (75%)
                  2. MITS Investment Corporation (25%)

V. With respect to all outstanding options and rights to acquire the Company's membership interests: the holder, the number of units covered, the exercise price, and the expiration date.

         Not Applicable.

                                 LIENS SCHEDULE

As of the date of the Agreement, set forth below is all of the Liens of the
Company:

(1) 3,750,000 shares of IFX Common Stock pledged to Donaldson Lufkin & Jenrette; and

(2)      750,000 shares of IFX Common Stock pledged to Scotiabank (Cayman
         Islands) Ltd.

               SECOND AMENDED AND RESTATED OPERATING AGREEMENT OF
                   INTERNATIONAL TECHNOLOGY INVESTMENTS, L.C.
                           DATED AS OF MARCH 24, 2000









THE MEMBERSHIP INTERESTS REPRESENTED BY THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN

                           SECOND AMENDED AND RESTATED
                             OPERATING AGREEMENT OF
                   INTERNATIONAL TECHNOLOGY INVESTMENTS, L.C.


This Second Amended and Restated Operating Agreement, dated as of March 24, 2000 (the "AGREEMENT"), is entered into by and among the persons identified as the members (each a "MEMBER", and collectively the "MEMBERS") on the signature pages attached hereto.

                              W I T N E S S E T H:

         WHEREAS, MITS Investments Corp., a Nevada corporation ("MITS") and Philistar Ltd., a Cayman Islands corporation ("PHILISTAR") formed International Technology Investments, L.C. under the Limited Liability Company Act of the State of Florida (the "FLORIDA L.C.") pursuant to that certain Operating Agreement (the "FIRST OPERATING AGREEMENT"), dated December 4, 1998;

         WHEREAS, the Florida L.C. merged (the "MERGER") with and into International Technology Investments, L.C., a Nevada limited liability company (the "COMPANY") on December 22, 1999, whereby the Company was the surviving entity and acquired all right, interest and title in and to the assets and assumed all of the liabilities of the Florida L.C.;

         WHEREAS, due to the Merger, MITS and Philistar amended and restated the First Operating Agreement with that certain Amended and Restated Operating Agreement, dated December 31, 1999 (the "SECOND OPERATING AGREEMENT");

         WHEREAS, prior to the date hereof, the Company had one class of membership interests, with MITS and Philistar owning all such membership interests;

         WHEREAS, on the date hereof, the Company will have two classes of membership interests: Class A Units (the "CLASS A UNITS") and Class B Units (the "CLASS B UNITS" together with the Class A Units, the "UNITS").

         WHEREAS, EXHIBIT A sets forth as of the date hereof, the holders of Class A Units (each a "CLASS A UNIT HOLDER") and the holders of Class B Units (each a "CLASS B UNIT HOLDER", and together with the Class A Unit Holders, the "MEMBERS"), and the number of Units held by each such Member.

         WHEREAS, the parties hereto are entering into this Agreement in order to amend and restate the Second Operating Agreement.

         NOW, THEREFORE, in consideration of the mutual promises set forth herein, the Members hereby amend and restate the Second Operating Agreement in its entirety to read as follows:

                                    ARTICLE 1
                              TERMS AND CONDITIONS

The parties, intending to be legally bound, agree as follows:

     1.1 EFFECTIVE DATE OF AGREEMENT; ENFORCEABILITY. The effective date of this Agreement (the "EFFECTIVE DATE") shall be March 24, 2000.

     1.2 FORMATION OF COMPANY. On December 22, 1999, the Company was organized under the laws of the State of Nevada due to filing by Michael Ford with the Secretary of State of Nevada the Company's Articles of Organization (the "ARTICLES") in the form attached as EXHIBIT B.

         Upon its formation, the Company shall be a legal entity separate and distinct from the Members and the Manager (as defined below).

     1.3 COMPANY'S NAME, PURPOSE, ETC. The Company's name, registered agent, registered office, duration and form of management shall be as set forth in the Articles. Notwithstanding anything to the contrary in the Articles, the purpose of the Company and sole business activities shall be to invest in common stock of IFX Corporation and enforce its rights under the Amended Joint Venture Agreement (as defined in Article 2.2).

     1.4 MEMBERS OF COMPANY. Upon the Effective Date of this Agreement, each Class A Unit Holder and each Class B Unit Holder listed on EXHIBIT A shall be a Member of the Company. Additional members shall be admitted to the Company in accordance with Article 5.

     1.5 PRINCIPAL PLACE OF BUSINESS. Upon the Effective Date of this Agreement, the Company's place of business shall be c/o CSC Services of Nevada, Inc., 502 East John Street, Carson City, Nevada 89706. The Manager of the Company, as herein defined, has been delegated the authority to find, maintain and/or change the principal place of business of the Company. No business of the Company shall be conducted in the State of Nevada prior to the establishment of such principal place of business.

     1.6 LIMITED LIABILITY OF MEMBERS. No Member or Manager shall be personally obligated to any third party for any debt, obligation or liability of the Company solely by reason of being a Member or acting as the Manager, respectively. Members and the Manager shall be liable for their personal conduct as provided by law and by this Agreement.

     1.7 RESERVATION OF COMPANY MANAGEMENT TO A MANAGER; APPOINTMENT OF MANAGER. Except as otherwise expressly provided in this Agreement, the management of the business and internal affairs of the Company shall be reserved to a Manager. The manager (the "MANAGER") of the Company as of the Effective Date shall be Michael Shalom.

     1.8 TAXATION OF COMPANY AND MEMBERS. Under federal tax law and to the maximum extent possible under the tax laws of each state and the District of Columbia, the Company and its Members shall be taxable as a partnership and as partners.

     1.9 ANNUAL ACCOUNT PERIOD OF COMPANY. The Company's annual accounting period for financial and tax purposes shall be the calendar year.

     1.10 COMPANY METHOD OF ACCOUNTING. The Company shall use the cash method of accounting to compute its taxable income.

     1.11 ADDITION OF COMPANY AS PARTY TO AGREEMENT. Promptly after the formation of the Company, Michael Shalom shall sign this Agreement on behalf of the Company, and the Company shall become a party to the Agreement.

     1.12 EFFECT OF LIMITED LIABILITY COMPANY ACT. Except as otherwise provided in this Agreement, the business and internal affairs of the Company shall be governed by Chapter 86 of the Nevada Revised Statutes as in effect on the Effective Date.

     1.13 RELATION OF AGREEMENT TO ARTICLES. If there is any conflict between the provisions of this Agreement and those of the Articles, the provisions of this Agreement shall prevail.

     1.14 AMENDMENT OF AGREEMENT AND ARTICLES. No amendment of this Agreement (including without limitation, any exhibit or schedule to this Agreement) or of the Articles shall be valid except upon the affirmative vote of all Class A Units and at least two-thirds (2/3) of the Class B Units.

     1.15 CERTAIN PROVISIONS LIMITED IN APPLICATION. Notwithstanding anything to the contrary (other than Article 10.4(b)), to the extent that any provision, exhibit, or schedule of this Agreement provides that (i) the approval, consent or vote of at least two-thirds (2/3) of the Class B Units is required, or (ii) a particular term of this Agreement shall be operative or inoperative, as the case may be, so long as any Class B Unit is outstanding, then any such provisions shall apply only during that period of time when (x) the number of shares of IFX Common Stock delivered to and held by the Class B Unit Holders (or their designee), as required pursuant to Article 10.4(b), is less than 1.5 million shares or (y) the aggregate value of all of the assets of the Company is less than the amount determined by multiplying (A) five (5) by (B) the value of all of the Company's aggregate liabilities, which for the purposes of this Article
1.15 shall include the aggregate Redemption Amount of all outstanding Class B Units (determined as if all Class B Units were being redeemed pursuant to Article 17.1 on such date of determination) (the "Asset Test").

                                    ARTICLE 2
                        CLASSES OF MEMBERS; MEMBER UNITS;
                         MEMBER CONTRIBUTIONS AND LOANS

     2.1 CLASSES OF MEMBERS. The Company shall have two classes of membership interests: Class A Units and Class B Units. Class A Unit Holders have the rights, preferences and obligations specified in this Agreement with respect to Class A Units, and Class B Unit Holders have the rights, preferences and obligations specified in this Agreement with respect to Class B Units.

     2.2 CONTRIBUTIONS.

         a. Prior to or on the Effective Date, the Members shall, in exchange for Class A Units or Class B Units, make contributions to the Company of cash, non-cash property and services and the promises of cash, non-cash property and services set forth in the attached EXHIBIT A. Members admitted to the Company after its formation shall make contributions in exchange for their memberships as set forth in amendments to EXHIBIT A.

         b. The Company shall promptly use the contributions (the "CLASS B CONTRIBUTION") made by the Class B Unit Holders (as set forth on EXHIBIT A) for only the following purposes: (i) to exercise the Company's option and right (as set forth in Section 4.3 of the Subscription and Joint Venture Agreement (the "JOINT VENTURE AGREEMENT") entered into as of November 23, 1998 by and among the Florida L.C., IFX Corporation, a Delaware corporation ("IFX") and Emerging Networks, Inc., a corporation organized under the laws of the British Virgin Islands ("ENI") and amended by that certain First Amendment (the "AMENDMENT") to the Joint Venture Agreement (as amended, the "AMENDED JOINT VENTURE AGREEMENT") entered into as of March 24, 2000 by and among the Company, IFX and ENI) under the Amended Joint Venture Agreement to purchase (the "OPTION EXERCISE") 1,500,000 shares of common stock of IFX, par value $.02 per share ("IFX COMMON STOCK"), (ii) to completely repay the Company's obligations to IFX pursuant to that certain promissory note entered into by and between IFX and the Florida L.C. on December 31, 1999, (iii) to pay reasonable Company expenses, and (iv) to pay any interest or similar payments required pursuant to the indebtedness incurred by the Company or the Florida L.C. in favor of Scotiabank (Cayman Islands) Ltd. The Company shall utilize the Class B Contribution made by the Class B Unit Holders in the manner described in this Article 2.2(b) promptly, but in no event later than the third (3rd) Business Day (as defined in Article 3.4) following the Effective Date; PROVIDED, HOWEVER, that the Company shall utilize that portion allocable to its obligations under Article 2.2(b)(iii) and (iv) above promptly when such obligations become due.

     2.3 VALUATION OF NON-CASH CONTRIBUTIONS. Before any Member makes a contribution or an additional contribution to the Company in a form other than money, the Manager shall determine the value of that contribution. In the absence of fraud, the Manager's determination shall be conclusive as to that value.

     2.4 PROMISES TO MAKE CONTRIBUTIONS SHALL BE IN WRITING. No promise by a Member to make a contribution to the Company shall be enforceable unless set forth in a writing signed by the Member and the Company.

     2.5 ENFORCEABILITY AND COMPROMISE OF PROMISES TO MAKE CONTRIBUTIONS. Members or their representatives shall be obligated to perform written promises to make contributions to the Company even if the Members are unable to do so because of death, disability or otherwise. No such promise shall be compromised except upon the affirmative vote of all Class A Units and at least two-thirds (2/3) of the Class B Units.

     2.6 NO INTEREST ON CONTRIBUTIONS. The Members shall earn no interest on their contributions under this Article 2, provided, however, that the Class B Units shall be entitled to preferred yield payments as set forth in Article 4.3.

     2.7 NO REQUIREMENT OF CONTRIBUTIONS EXCEPT AS IN EXHIBIT A. No Member shall have a duty to make a contribution to the Company except as provided in EXHIBIT A.

     2.8 MEMBERS LOANS TO COMPANY. As of the Effective Date, the Members shall have made loans to the Company as provided in the attached EXHIBIT C. Members admitted to the Company after its formation shall make loans to the Company as provided in amendments to that exhibit.

     2.9 UNCERTIFICATED FORM OF UNITS. The Company's Units shall be uncertificated securities; provided that this Agreement sets forth all the rights, preferences and obligations concerning such Units.

                                    ARTICLE 3
                    MEMBER VOTING AND AGENCY RIGHTS; CERTAIN
                      OTHER NON-ECONOMIC RIGHTS OF MEMBERS

     3.1 MATTERS ON WHICH MEMBERS MAY VOTE. Each Class A Unit Holder shall be entitled to one vote per Class A Unit owned by such holder and each Class B Unit Holder shall be entitled to one vote per Class B Unit owned by such holder, in their capacity as Members on all matters on which this Agreement expressly provides them with a right to vote and any matters identified in EXHIBIT D ("MEMBER MATTERS").

     3.2 NUMBER OF VOTES NECESSARY TO DECIDE MEMBER MATTERS. Except as otherwise expressly provided in this Agreement, each Member Matter shall be decided by the affirmative vote of a majority of Class A Units and at least two-thirds (2/3) of the Class B Units.

     3.3 MEMBERS HAVE NO AGENCY RIGHT. No Member as a member shall have the right to bind the Company in dealings with third parties.

     3.4 RIGHT OF MEMBERS TO OBTAIN INFORMATION IN COMPANY'S POSSESSION OR CONTROL. During normal business hours and after prior notice of at least three
(3) Business Days (as
defined below), each Member shall be entitled for any purpose reasonably related to their membership:

         a. To obtain any information in the Company's possession or control; and

         b. To inspect and, at the Member's expense, copy any document and other medium in the Company's possession or control.

      For purposes of this Agreement, "BUSINESS DAY" means any day on which the New York Stock Exchange or the National Nasdaq Market is open for business.

                                    ARTICLE 4
           DISTRIBUTIONS; ALLOCATION OF COMPANY PROFITS AND LOSSES TO
            MEMBERS; INTERIM DISTRIBUTIONS; GUARANTEED PAYMENTS, ETC.

     4.1 DISTRIBUTIONS GENERALLY. Distributions shall be made at the direction of the Manager pursuant to the terms set forth in this Article 4.

     4.2 DISTRIBUTIONS WHILE ANY CLASS B UNIT IS OUTSTANDING.

         a. Except as provided in Article 4.2(b), 4.3 or with the prior written consent of holders with at least two-thirds (2/3) of the Class B Units, the Company shall not make any distributions of cash or other property to Class A Unit Holders or any other Person (as defined in Article 19.9) while any Class B Units are outstanding.

         b. In the event that any Class B Unit Holder incurs any tax liability or obligation due to such holder's ownership of Class B Units (other than any redemption of Class B Units at the option of Class B Unit Holders pursuant to Article 17.1, or redemption of Class B Units at the option of the Company pursuant to Article 17.2 and such redemption pursuant to
                  Article 17.2 is effectuated only in cash, or any event described in Article 4.3 below) such Class B Unit Holder shall direct the Manager, and the Manager shall cause the Company immediately, to distribute cash to such holder in an amount so that such Class B Unit Holder shall be able to fully satisfy such tax liability or obligation.

     4.3 CLASS B UNITS PREFERRED YIELD. The Manager shall cause the Company to pay to each Class B Unit Holder on each September 24 and March 24, commencing September 24, 2000, a preferred yield (the "PREFERRED YIELD") payment at a rate of eight percent (8%) per annum, computed on the basis of $100 per Class B Unit. Such Preferred Yield payment shall be cumulative from (and including) the Effective Date and shall accrue daily, whether or not earned or declared, thereafter until paid and shall be calculated on an actual/360 basis. Any Preferred Yield shall be payable only in cash.

     4.4 ALLOCATION OF PROFITS AND LOSSES. Notwithstanding anything to the contrary in this Agreement, the Company shall allocate all profits and losses of the Company to the Class A Unit Holders in proportion to the contribution made by such Members (as set forth in EXHIBIT A);

PROVIDED, HOWEVER, that only in the event of (i) a redemption of Class B Units at the option of Class B Unit Holders pursuant to Article 17.1 or (ii) the redemption of Class B Units at the option of the Company pursuant to Article
17.2 and such redemption is effectuated only in cash, then the Company shall allocate any profits or losses of the Company, arising solely from the liquidation or disposition of the then longest held IFX Common Stock of the Company, in connection with the redemption of the applicable Class B Unit Holder's Class B Units, to each such redeeming Class B Unit Holder up to an amount equal to the difference (the "Class B Allocation Amount") of (A) the cash proceeds received by such Class B Unit Holders due to the redemption of the applicable Class B Unit Holder's Class B Units less (B) such redeeming Class B Unit Holder's tax capital account (as determined pursuant to Section 704(b) of the Code). Any profit or loss of the Company in excess of the Class B Allocation Amount shall be allocated to the Class A Unit Holders in proportion to the contribution made by such Members.

     4.5 ALLOCATIONS OF INTERIM DISTRIBUTIONS. Except while any Class B Unit is outstanding, the Company shall allocate to each Class A Unit Holder Interim Distributions (as defined in Article 4.6) on the same basis on which it allocates it profits and losses.

     4.6 DEFINITION OF INTERIM DISTRIBUTION. For purposes of this Article 4, the term "INTERIM DISTRIBUTION" shall mean any distribution by the Company of its assets to any Class A Unit Holder as the Class A Unit Holder's share of Company profits except:

         a. Distributions to Class A Unit Holders in connection with the liquidation of the Class A Unit Holder's interests (as defined in Article 4.7); and

         b. Distributions to Class A Unit Holders in connection with the liquidation of the Company.

     4.7 DEFINITION OF CLASS A UNIT HOLDER INTEREST. For purposes of this Agreement, a Class A Unit Holder interest means the Class A Unit Holder's share of the Company's profits and losses and the Class A Unit Holder's right to receive distributions of the Company's assets.

     4.8 DISTRIBUTIONS IN KIND. If the Company is required to make an Interim Distribution to any Class A Unit Holder pursuant to Article 4.5, the Class A Unit Holder may not require the Company to make this distribution except in the form of cash. No Member may be compelled to accept an Interim Distribution except in the form of cash.

     4.9 NO COMPANY DUTY TO MAKE INTERIM DISTRIBUTIONS. The Company shall have no duty to make Interim Distributions except as expressly provided in this Agreement (including without limitation, Article 4.5) or as determined from time to time by the Manager.

      4.10 LIQUIDATION DISTRIBUTIONS. Except while any Class B Unit is outstanding, the Company shall make distributions to Class A Unit Holders in connection with the liquidation of the Class A Unit Holder's interests in accordance with Article 5. Except while any Class B Unit is outstanding, the Company shall make distributions to Class A Unit Holders in connection with the liquidation of the Company in accordance with Article 14.

     4.11 UNLAWFUL DISTRIBUTIONS. The Company shall make no "UNLAWFUL DISTRIBUTION" of its assets to any Member. For purposes of this Article 4.11, a distribution is an Unlawful Distribution:

         a. If, immediately after the distribution, the aggregate value of the Company's liabilities would exceed the aggregate value of its assets, provided that any distribution on the Class B Units shall not be an Unlawful Distribution;

         b. If, as a result of the distribution, the Company would be unable to pay its reasonably foreseeable obligations as they become due, provided that any distribution on the Class B Units shall not be an Unlawful Distribution; or

         c. If the distribution is unlawful under Nevada law or any other applicable law.

     4.12 RETURN OF UNLAWFUL DISTRIBUTIONS. If any Member receives an Unlawful Distribution, the Member shall promptly return it to the Company.

     4.13 GUARANTEED PAYMENTS AND OTHER PAYMENTS TO MEMBERS FOR SERVICES, LOANS, ETC. Except while any Class B Unit is outstanding, each Class A Unit Holder shall receive from the Company guaranteed payments and other payments for services, for loans and for other benefits provided by the Class A Unit Holder to the Company in accordance with the attached EXHIBIT E. No such payment shall affect the right of the Class A Unit Holder to allocations of Company profits and losses or to allocations of Company Interim Distributions.

     4.14 DRAWS. Except while any Class B Unit is outstanding, during any fiscal year of the Company, Class A Unit Holders shall be entitled to draw on their shares, projected Company profits for that year in accordance with the attached EXHIBIT F.

      4.15 REIMBURSEMENT OF EXPENSES.Except while any Class B Unit is outstanding, if any Class A Unit Holder incurs a reasonable expense on behalf of the Company and reasonably documents this expense to the Company, the Company shall reimburse such Class A Unit Holder for this expense as promptly as reasonably possible after receiving this documentation.

                                    ARTICLE 5
                TRANSFERS AND PLEDGES OF MEMBERSHIP RIGHTS, ETC.

     5.1 RESTRICTIONS ON RIGHT OF MEMBERS TO TRANSFER AND PLEDGE THEIR MEMBERSHIP RIGHTS. No Class A Unit Holder shall transfer or pledge to any Person all or any of such Class A Unit Holder's rights as a Member (whether an economic right or a non-economic right) except upon the affirmative vote of a majority of Class A Units (exclusive of Class A Units held by the Class A Unit Holder wishing to make the transfer or pledge in question) and at least two-thirds (2/3) of Class B Units. Each Class B Unit Holder shall have the right to transfer or pledge to any Person all or any of such holder's Class B Units after five (5) Business Days prior notice to the Company, provided that such transfer or pledge is exempt from registration under applicable securities laws.

     5. 2 DEFINITION OF TRANSFER. For purposes of this Article 5, "TRANSFER" includes, without limitation:

         a.       Transfers by sale, gift or assignment;

         b. Transfers (whether by will, trust or otherwise) taking effect on the death of the transferor; and

         c. Involuntary transfers, including transfers by operation of law and pursuant to divorce decrees.

     Transfers and pledges in breach of the terms of this Article 5 shall be void and of no effect.

     5.3 ISSUANCE OF ADDITIONAL UNITS AND INTERESTS, ADMISSION OF ADDITIONAL MEMBERS. So long as no right or preference of any Class B Units shall be subordinated to or rank pari passu with any other Person as a result of such issuance, the Company may issue, upon the vote of a majority of the Class A Units and at least two-thirds (2/3) of Class B Units, additional Class A Units or other interests in the Company; PROVIDED that at any time following the date hereof, the Company shall not issue Class A Units or any other interest to any Person unless such Person shall have executed a counterpart to this Agreement and EXHIBIT A has been appropriately amended. Upon execution of any such counterpart, such Person shall become a member under this Agreement. Any additional Units or interests in the Company will be subject to the same transfer and pledge restrictions as set forth in Article 5.1 for Class A Units.

     5.4 RIGHT OF COMPANY AND OTHER MEMBERS TO ACQUIRE CERTAIN MEMBERS' COMPANY INTERESTS. Except while any Class B Unit is outstanding, the Company may require a Class A Unit Holder, to promptly sell all or any part of the Class A Unit Holder's interest to the Company or to the other Class A Unit Holders for its fair value and upon other reasonable purchase terms if:

         a.       The Class A Unit Holder is dissociated (as defined in Article
                  6) from the Company for any reason;

         b. The Class A Unit Holder becomes a party to a divorce proceeding and the other Class A Unit Holders determine reasonably and in good faith that it is likely that as a result of that proceeding, all or any of the Class A Unit Holder's membership rights will be awarded to the Class A Unit Holder's spouse; or

         c. An arbitrator orders such a sale under Article 16 on the ground that it is fair and reasonable in the circumstances.

     5.5 RIGHT OF CERTAIN DISSENTING MEMBERS TO REQUIRE COMPANY OR OTHER CLASS A UNIT HOLDERS TO PURCHASE THEIR COMPANY INTEREST. Except while any Class B Unit is outstanding, if a Class A Unit Holder dissents to the affirmative vote of the holders a majority of Class A Units on a "BUY-OUT MATTER" (as defined in Article 5.6) and if, in connection with this dissent, the Class A Unit Holder resigns from the Company, the Company or the other Class A Unit Holders shall purchase the Class A Unit Holder's interest for its fair value and on other reasonable purchase terms.

     5.6 DEFINITION OF BUY-OUT MATTER. For purposes of Article 5.5, Buy-Out Matter means:

         a. Whether the Company shall sell more than 50% of its assets (by current fair market value) in a single transaction or in a series of related transactions; or

         b. Whether the Company shall participate in a conversion or merger.

                                    ARTICLE 6
                   MEMBER DISSOCIATIONS BY DEATH, RESIGNATION
                   OR OTHERWISE; CONSEQUENCES OF DISSOCIATION

     6.1 INAPPLICABILITY OF ARTICLE 6 TO CLASS B UNIT HOLDERS. Notwithstanding anything to the contrary in this Article 6, this Article 6 shall not apply to any Class B Unit Holder. Any reference to Members shall not apply to any Class B Unit Holder or the Class B Units.

     6.2 DEFINITION OF MEMBER DISSOCIATION. The dissociation of a Class A Unit Holder means the termination of the Class A Unit Holder's right to participate in the Company's business and internal affairs by voting on Company Matters, by acting as an agent for the Company or otherwise.

     6.3 EVENTS OF DISSOCIATION. A Class A Unit Holder shall be dissociated only upon the occurrence of one of the following events:

         a. The Class A Unit Holder dies (or, if the Class A Unit Holder is an entity, it incurs a dissolution or equivalent event);

         b. The Class A Unit Holder incurs a "TOTAL DISABILITY" (as defined in Article 6.6);

         c.       The Class A Unit Holder becomes bankrupt or insolvent;

         d.       The Class A Unit Holder resigns in accordance with Article
                  6.9;

         e. The Class A Unit Holder transfers or pledges the Class A Unit Holder's entire membership interest to another Person, provided that such transfer or pledge is approved pursuant to the terms of Article 5.1; and

         f. The Class A Unit Holder is expelled from membership in the Company in accordance with Article 6.10.

      6.4 DISSOCIATED CLASS A UNIT HOLDER'S RETENTION OF CERTAIN MEMBERSHIP RIGHTS AFTER DISSOCIATION. Except as otherwise provided in this Agreement, the dissociation of a Class A Unit

Holder shall not affect any right of the Class A Unit Holder (or, in the event of the Class A Unit Holder's death or disability, of the Class A Unit Holder's personal representative):

         a. To share in the profits and losses of the Company as set forth in this Agreement; or

         b. To receive distributions of the Company's profits and other assets as set forth in this Agreement.

     6.5 NO DISTRIBUTIONS, ETC. TO DISSOCIATED CLASS A UNIT HOLDERS. Except as otherwise provided in this Agreement, a Class A Unit Holder's dissociation shall not entitle the Class A Unit Holder to receive any distribution of Company assets or to receive any payment for the Class A Unit Holder's interest in the Company. Further, notwithstanding anything to the contrary in this Agreement, there shall be no distributions to a dissociated Class A Unit Holder while any Class B Unit is outstanding.

     6.6 DEFINITION OF TOTAL DISABILITY. A Class A Unit Holder shall be deemed to have incurred a Total Disability within the meaning of Article 6.3(b) if, by reason of any physical or mental disability, the Class A Unit Holder is unable to participate significantly the business and internal affairs of the Company for 180 consecutive days.

     6.7 DETERMINATION OF TOTAL DISABILITY. Whether a Class A Unit Holder has incurred a Total Disability and the date on which the Class A Unit Holder has incurred a Total Disability shall be determined by the vote of a majority of Class A Units (except the Class A Units of the Member whose disability is being voted upon). All such determinations shall be subject to review in arbitration under Article 16.

     6.8 DEFINITION AND EFFECTIVE DATE OF RESIGNATION. For purposes of this
Article 6, the resignation of a Class A Unit Holder means the Class A Unit Holder's voluntary renunciation of the Class A Unit Holder's right to participate in the business and internal affairs of the Company. A Class A Unit Holder shall be deemed to have resigned from the Company within the meaning of this Article 6 on the effective date of the notice of resignation described in
Article 6.9.

     6.9 RIGHT OF CLASS A UNIT HOLDERS TO RESIGN FROM COMPANY; NOTICE OF RESIGNATION. A Class A Unit Holder may without liability resign as a Member of the Company upon giving written notice of resignation to the other Members. The resignation shall be effective 60 days after the other Members have received the notice.

     6.10 MEMBER EXPULSIONS. A Class A Unit Holder may be expelled from the
Company:

         a. If the Class A Unit Holder materially breaches this Agreement and fails to cure the breach within a reasonable time after receiving notice of it;

         b.       If the Class A Unit Holder is convicted of a felony; or

         c. If the Class A Unit Holder engages in fraudulent or illegal actions relating to the business or internal affairs of the Company,

     6.11 VOTING REQUIREMENT FOR EXPELLING A CLASS A UNIT HOLDER. The voting requirement for expelling a Class A Unit Holder shall be as follows:

         a. COMPANY HAS AT LEAST THREE CLASS A UNIT HOLDERS. If the Company has at least three Class A Unit Holders, a Class A Unit Holder may be expelled by the affirmative vote of other Class A Unit Holders holding at least two-thirds (2/3) of the Class A Units (excluding the Class A Units of the Class A Unit Holder sought to be removed).

         b. COMPANY HAS TWO CLASS A UNIT HOLDERS. If the Company has only two Class A Unit Holders, either Class A Unit Holder may petition an arbitrator to order the expulsion of the other.

     6.12 PURCHASE OF EXPELLED CLASS A UNIT HOLDER'S MEMBERSHIP INTEREST. If the Company or the other Class A Unit Holders properly exercise their right under
Article 5 to purchase the Units of an expelled Class A Unit Holder and if the Company and the other Members cannot agree with the expelled Class A Unit Holder on the purchase price or on the other terms of this purchase, these matters shall be decided by arbitration under Article 16. In deciding any such arbitration, the arbitrator shall consider all relevant factors, including the conduct of the expelled Class A Unit Holder resulting in the expulsion.

                                    ARTICLE 7
                           MEMBERS' DUTY OF CARE, ETC.

     7.1 DUTY OF CARE. In participating in any matter, if so requested by the Manager and accepted by such Member, relating to the business and internal affairs of the Company (a "COMPANY MATTER"), the Manager in his capacity as Manager and all Members in their capacity as Members shall use their best efforts to further the interests of the Company;

                  PROVIDED, that the Manager and the Members shall be liable for violations of their duty of care only as provided in Article 7.2.

     7.2 PERSONAL LIABILITY OF MEMBERS FOR FAILURE TO USE ORDINARY PRUDENCE. Members and the Manager shall be personally liable to the Company for money damages and other relief if, in participating in any Company Matter as a Member or Manager:

         a. The Member or Manager fails to exercise the care that an ordinarily prudent person would exercise under similar circumstances; and

         b. The Member or Manager is unable to rely on the defenses to liability set forth in Articles 7.4 and 7.5.

     7.3 DUTY TO OBTAIN INFORMATION. Before making any judgment or taking any action in a Company Matter, Members in their capacity as Members and the Manager in his capacity as Manager shall use best efforts to obtain all relevant information.

     7.4 NO MEMBER LIABILITY IF A MEMBER RELIES ON COMPANY INFORMATION, ANOTHER COMPANY MEMBER, ETC. No Member or Manager in the capacity as a Member or as a Manager shall be personally liable to the Company or to other Members for any claim of violation of the Member's or Manager's duties under this Article 7 to the extent that, with respect to the matter in question, the Member or Manager acted in reasonable reliance on:

         a.       Company records;

         b. Other Company Members, employees or officers or other persons whom, at the time of the action, the Members reasonably believed to be competent in the matters in question; or

         c.       Any provision of this Agreement.

     7.5 NO MEMBER LIABILITY FOR ACTION TAKEN IN GOOD FAITH, ETC. No Member or Manager in the capacity as a Member or as a Manager shall be personally liable for a breach of any duty of the Member or Manager under this Article 7 if, with respect to the matter in question, the Member or Manager acted:

         a.       In good faith;

         b. In the reasonable belief that the action was in the best interest of the Company; and

         c.       On the basis of reasonably adequate information.

     7.6 WHO MAY CLAIM BREACH OF THIS ARTICLE; MEMBER VOTE NECESSARY TO MAKE CLAIM. Only the Company or holders of at least two-thirds (2/3) of Class B Units may make a claim against a Member or the Manager for a breach of a duty of the Member or Manager under this Article 7. The Company shall make no such claim except upon the affirmative vote of a majority of Class A Units and at least two-thirds (2/3) of Class B Units (exclusive of the Class A Units of the Class A Unit Holder subject to the claim).

     7.7 INDEMNIFICATION OF MEMBERS FOR CLAIMS OF BREACH OF THEIR DUTY OF CARE. If any Person makes a claim against a Member or the Manager for a violation of a duty of the Member or the Manager under this Article 7, the Company shall indemnify the Member or the Manager for reasonable expenses and for damages or settlement amounts reasonably incurred by the Member or the Manager in respect of the claim if disinterested Members holding a majority of Class A Units and at least two-thirds (2/3) of the Class B Units (exclusive of the Class A Units or Class B Units of the Member or Manager who is the subject of the claim) determine that in respect of the matter in question:

         a. The Member or Manager has exercised the care that an ordinarily prudent person would exercise under similar circumstances; or

         b. The Member is protected from liability under Articles 7.4 or 7.5.

     7.8 ADVANCEMENT OF LITIGATION EXPENSES. The Company shall advance litigation expenses to a Member for the defense of claims against the Member or Manager for breaches of the Member's or Manager's duty under this Article 7:

         a. If disinterested Members holding a majority of Class A Units and at least two-thirds (2/3) of Class B Units (excluding the votes of the Member who is the subject of the claim) determine that in respect of the relevant matter, it is probable that the Member has exercised the care that an ordinarily prudent person would exercise under similar circumstances or is protected from liability under Articles 7.4 or 7.5; AND

         b. The Member or Manager promises to return all such advances to the Company if the court, arbitrator or other tribunal deciding the claim finds otherwise.

     7.9 LIABILITY INSURANCE FOR MEMBERS. Whether the Company shall maintain an insurance policy to cover Member and Manager liabilities arising under this
Article 7 shall be determined by the affirmative vote of a majority of Class A Units and at least two-thirds (2/3) of the Class B Units.

      7.10 CURE PERIOD FOR CLASS A OR B UNIT HOLDERS. Prior to the commencement of any legal action by the Manager, the Company or any Member against any Class A Unit Holder, as applicable, for a breach of this Agreement, the Manager, the Company or the Member shall (i) provide the Class A Unit Holder with 30 day prior written notice of such alleged breach, and (ii) allow the Class A Unit Holder 30 days to cure any such alleged breach.

                                    ARTICLE 8
                              DUTY OF LOYALTY, ETC.

     8.1 DUTY OF LOYALTY. In matters relating to the business and affairs of the Company (including any rights described in this Agreement), Class B Unit Holders do not have a duty of loyalty to the Company. The Manager in its/his capacity as Manager shall act solely for the benefit of the Company and not for personal benefit.

     8.2 DUTY TO TRANSFER CERTAIN BENEFITS TO THE COMPANY. Any Class A Unit Holder or Manager, who directly or indirectly receives from any Person a monetarily significant benefit, including cash, in connection with the Class a Unit Holder's or the Manager's participation in Company Matters, shall transfer such benefit or its monetary equivalent to the Company;

                  PROVIDED, that the Class A Unit Holder or Manager may retain the benefit if authorized to do so:

         a.       By this Agreement; or

         b. By the advance consent of disinterested Class A Unit Holders holding a majority of Class A Units (exclusive of the votes of the Class A Unit Holder in question) and upon the affirmative vote of at least two-thirds (2/3) of the Class B Units.

     8.3 DUTIES IN DOING BUSINESS WITH COMPANY. Members may engage directly or indirectly in any transactions with the Company on their own behalf or on behalf of third parties only with the advance consent of disinterested Members holding a majority of Class A Units (exclusive of the votes of the Member wishing to engage in such transaction with the Company). The terms of any business arrangement permitted under this Article 8.3 shall be arm's-length terms.

     8.4 DUTIES OF GOOD FAITH AND FAIR DEALING. In all Company Matters, Members and the Manager in their capacity as Members or Manager shall act in good faith and shall deal fairly with the Company and with the other Members.

     8.5 DUTY OF MAJORITY MEMBERS TOWARD MINORITY MEMBERS. Members who, alone or in combination with other Members, take action on any Company Matter as a majority shall act fairly and in good faith toward minority Members.

     8.6 WHO MAY CLAIM BREACH OF THIS ARTICLE; MEMBER VOTE NECESSARY TO MAKE CLAIM. Only the Company or a Class B Unit Holder may make a claim against a Class A Unit Holder or Manager for a breach of such Member's or Manager's duty under this Article 8. The Company shall make no such claim except upon the affirmative vote of Members holding a majority of Class A Units (exclusive of the votes of the Class A Units of the Class A Unit Holder subject to the claim). No Class B Unit Holder shall make such a claim except upon the affirmative vote of at least two-thirds (2/3) of the Class B Units.

     8.7 INDEMNIFICATION OF MEMBERS FOR CLAIMS OF BREACH OF ARTICLE 8. No Member shall be entitled to indemnification for expenses or damages incurred by the Member as a result of the Member's breach of any provision of this Article 8.

     8.8 ADVANCEMENT OF LITIGATION EXPENSES. Except while any Class B Unit is outstanding, the Company shall advance litigation expenses to a Member for the defense of a claim against the Member for breach of such Member's duties under this Article 8 if disinterested Members holding a majority of Units (excluding the Units of the Member who is the subject of the claim) determine that in the matter in question, it is probable that the Member has complied with these duties.

                                    ARTICLE 9
                        MEMBERS' DUTY OF CONFIDENTIALITY

     9.1 MEMBERS' DUTY TO MAINTAIN CONFIDENTIALITY OF COMPANY INFORMATION. Each Member and the Manager:

         a. Shall maintain the confidentiality of Confidential Information (as defined in Article 9.2);

         b. Except as required in conducting the business and internal affairs of the Company, shall not disclose Confidential Information to any third party without the affirmative vote of Members holding a majority of the Class A Units (exclusive of the Member votes of the Member desiring to make the disclosure) and at least two-thirds (2/3) of the Class B Units;

         c. Shall make copies of documents and other media containing Confidential Information only for the benefit of the Company;

         d. Shall use Confidential Information only for the benefit of the Company; and

         e. Promptly after ceasing to be a Member or a Manager, shall return to the Company all documents and other media containing Confidential Information.

     9.2 DEFINITION OF CONFIDENTIAL INFORMATION. For purposes of this Agreement, "CONFIDENTIAL INFORMATION" means:

         a. The terms of this Agreement; provided, that a Member or the Manager may disclose these terms on a confidential basis to his or her spouse, professional advisers;

         b. Information that the Company maintains in confidence and that has actual or potential economic value to the Company because it is not generally known to others and is not readily ascertainable by them, which information shall include:

                  (1) financial information relating to the Company and to the Members;

                  (2) information in Company personnel files and similar files relating to Company Members and employees;

         c. Information entrusted to the Company in confidence by third parties and communicated to the Members;

         d. Information reasonably designated by the Members as Confidential Information; and

         e.       Information disclosed by a Member under Article 10.

     9.3 EXCEPTIONS TO DUTY OF CONFIDENTIALITY. Article 9.1 shall not apply to information:

         a. Which enters the public domain through no fault of a Member or a Manager;

         b. The disclosure of which is required by final order of a court of competent jurisdiction; and

         c. The disclosure of which is made on a confidential basis to an arbitrator in an arbitration under Article 16.

     9.4 BINDING EFFECT; TERMINATION. This Article 9 shall bind each Member and a Manager even after such Member and Manager ceases to be a Member or Manager. Subject to any contrary arrangement with a third party, this Article 9 shall terminate upon the termination of the legal existence of the Company.

                                   ARTICLE 10
           REPRESENTATIONS AND WARRANTIES BY MEMBERS; DUTY TO UPDATE;
                        AFFIRMATIVE COVENANTS OF COMPANY

     10.1 REPRESENTATIONS AND WARRANTIES. Each Member in the Member's capacity as a Member represents and warrants as follows:

         a.       FREEDOM OF MEMBER TO ENTER INTO AGREEMENT. ETC. The Member:

                  (1) Is legally free to enter into this Agreement and to perform the Member's obligations under the Agreement in accordance with its terms; and

                  (2) Is not prevented from doing so by order of any court or other governmental authority, by any agreement with a third party (including an employment agreement, non-competition agreement or nondisclosure agreement) or by any other cause.

         b. GOOD FAITH, DISCLOSURE, ETC., IN NEGOTIATING TERMS OF AGREEMENT. In negotiating and entering into this Agreement, the Member has disclosed to the other Members all information reasonably likely to be relevant to them in determining whether to enter into the Agreement and to perform its obligations in accordance with its terms.

         c. ACCESS TO LEGAL ADVICE. Before signing this Agreement and accepting its terms, the Member has had every reasonable opportunity to consider these terms and to review them with the Member's attorney.

         d. FREE ACCEPTANCE OF TERMS, ETC. The Member has accepted the terms of this Agreement knowingly and freely.

         e. ORGANIZATION. The Member (if an entity) is duly formed, organized and existing under the laws of its jurisdiction.

         f. AUTHORITY. The Member (if an entity) is duly authorized and has acquired all necessary authorization to enter into this Agreement and to perform its duties hereunder in accordance with the terms of the Agreement.

     10.2 COMPANY STATUS FOR TAX PURPOSES. The Manager, MITS, Philistar and the Company each represent and warrant as follows:

         a. ACTIVITIES OF COMPANY. For purposes of the Internal Revenue Code of 1986, as amended (the "CODE"), the Company, the Florida L.C. and any and all of their predecessors have never been engaged in any trade or business, as the term is used in Code Section 731.

         b. ASSETS OF COMPANY. For purposes of the Code, the Company, the Florida L.C. and any and all of their predecessors have always only held as assets the following: cash, IFX Common Stock, the Joint Venture Agreement and the Amended Joint Venture Agreement. As of the date hereof, all of the current assets of the Company are listed on EXHIBIT G.

         c. LIENS ON ASSETS OF COMPANY. Except as listed on EXHIBIT N, there are no liens, tax liens, judgments, pledges, charges, security interests, community property or similar rights, encumbrances or other adverse claims of any kind (each "LIEN") on any of the assets of the Company.

         d. INDEBTEDNESS OF COMPANY. Except as listed on Exhibit O, there is Indebtedness (as defined under Article 11.17(h) of the Company.

     10.3 DUTY TO UPDATE. If, after a Member or Manager enters this Agreement, the Member or Manager discovers that any of the above representations were erroneous when made or have become erroneous, the Member or Manager shall immediately so advise all other Members.

     10.4 COVENANTS.

         a. USE OF CLASS B UNIT HOLDER'S CONTRIBUTION. The Company shall use the contributions made by the Class B Unit Holders as described in Article 2.2(b).

         b. CONTROL OF IFX SHARES AND AMENDED JOINT VENTURE AGREEMENT. Notwithstanding anything to the contrary contained in Article 1.15, the Company shall promptly, but in no event later than the third (3rd) Business Day following the Option Exercise, forward by overnight bonded courier to the designee of the Class B Unit Holders the certificates representing the 1,500,000 shares of IFX Common Stock issued in the name of the Company as a result of the Option Exercise and the original Joint Venture Agreement and the original Amendment. While any Class B Unit is outstanding, the Company shall take no action whatsoever with respect to such IFX Common Stock and the Joint Venture Agreement and the

                  Amendment unless the Company has received the prior written consent of holders with at least two-thirds (2/3) of the Class B Units.

         c. NOTIFICATION COVENANT OF THE COMPANY, MITS, PHILISTAR, THE MANAGER AND MICHAEL SHALOM. If the Company, MITS, Philistar, the Manager or Michael Shalom have knowledge of the occurrence of any of the events listed in Article 17.1(b) through (i), such Person shall immediately notify each Class B Unit Holder.

                                   ARTICLE 11
                  MANAGEMENT OF THE COMPANY; NEGATIVE COVENANTS

     11.1 THE MANAGER. The initial Manager of the Company shall be Michael
Shalom.

      11.2 DUTIES OF MANAGER. The Manager shall have general and active management power of the business and affairs of the Company and shall preside at all meetings of the Members. The Manager shall also be responsible for all decisions with respect to distributions of the Company to its Members. The Manager shall have custody of the and maintain all of the Company's records. The Manager shall have custody of all the Company's funds and financial records, shall keep full and accurate accounts of receipts and disbursements and render accounts thereof upon request. The Manager shall be permitted to delegate the responsibilities listed in this Article 11.2 to legal counsel, accounting professionals or other qualified persons as deemed necessary. The Manager shall have any additional functions which are set forth in this Agreement or which may be determined from time to time by affirmative vote of the holders of a majority of the Class A Units and at least two-thirds (2/3) of the Class B Units.

      11.3 MANAGERS DUTIES OF CARE, LOYALTY, CONFIDENTIALITY, ETC. Except as otherwise expressly provided in this Agreement, the Manager as such shall be subject to the provisions of Article 7 (duty of care, etc.), Article 8 (duty of loyalty, etc.), Article 9 (confidentiality) and Article 10 (representations and warranties).

      11.4 MANAGER'S TITLE. In performing management functions for the Company, the Manager may use the title "MANAGER" or such other title or titles (including, without limitation, the title "PRESIDENT" or "CHIEF EXECUTIVE OFFICER") as may be determined from time to time by affirmative vote of a majority of the Class A Units.

      11.5 MANAGER'S TERM. The term of the initial Manager and of each subsequent Manager shall be indefinite, but shall terminate upon the earliest of the date of the Manager's (a) death, (b) resignation, (c) disability (as determined upon affirmative vote of a majority of Class A Units and at least two-thirds (2/3) of Class B Units) or (d) dismissal as Manager.

      11.6 MANAGER RESIGNATIONS. The Manager may resign as Manager upon giving 60 days' written notice to each Member; PROVIDED, HOWEVER, that Michael Shalom shall not resign as Manager as long as any Class B Unit is outstanding. Except as otherwise provided in this Agreement, the Manager shall have no liability to the Company or to the other Members for any such resignation;

                  PROVIDED, that the resignation shall not absolve the Manager from any liabilities arising before such resignation.

     11.7 MANAGER DISMISSALS. The Members may, without liability, dismiss a Manager at any time with or without cause by affirmative vote of a majority of the Class A Units and at least two-thirds (2/3) of the Class B Units.

     11.8. REMOVAL OF MANAGER. The Manager may be removed by the Members, at any time, with or without cause. The Manager may be removed only by a majority vote of the Class A Units and at least two-thirds (2/3) of the Class B Units. In such a case, the Members shall vote to elect an interim Manager who shall serve until the next election of Managers at an Annual Meeting of Members, and until such replacement has been qualified, or until such Manager's earlier resignation, death or removal from office.

      11.9 METHOD OF APPOINTING NEW MANAGERS. All Managers after Michael Shalom shall be appointed by the affirmative vote of Members holding a majority of the Class A Units, subject to the consent of the Members holding at least two-thirds (2/3) of the Class B Units, which consent shall not be unreasonably withheld.

     11.10 NO MANAGER LIABILITY FOR CLAIMS AGAINST COMPANY BY THIRD PARTIES. No Manager as such shall have personal liability for a claim against the Company by any third party.

     11.11 MANAGER EXCLUSIVE RIGHT, ETC. TO BIND COMPANY AND TO DECIDE COMPANY MATTERS. The Manager shall have the following exclusive rights:

         a. CONTRACTS. The Manager shall have the exclusive right to bind the Company in dealings with third parties;

                  PROVIDED, that except with the advance approval of a majority of the Class A Units and at least two-thirds (2/3) of the Class B Units, the Manager shall not bind the Company under any contract or related series of contracts involving an aggregate financial exposure to the Company exceeding $100,000. Provided further, that the Manager shall obtain an affirmative vote of at least two-thirds (2/3) of Class B Units prior to entering into any contracts which alone or in aggregate with all other contracts entered into by the Company will require payments exceeding $100,000 prior to the one year and three month anniversary of the Effective Date.

         b. STATEMENTS ABOUT THE COMPANY. The Manager shall have the exclusive right to bind the Company in statements to third parties concerning the Company;

                  PROVIDED, that except with the advance approval of a majority of Class A Units and at least two-thirds (2/3) of the Class B Units, the Manager shall make no statement or related series of statements to any government official or other Person concerning the Company involving an aggregate financial exposure to the Company exceeding $100,000. Provided further, that the Manager shall obtain an affirmative vote of at least two-thirds (2/3) of Class B Units prior to entering making any such statements which alone or in aggregate with all other statements of the Company will require payments exceeding $100,000 prior to the one year and three month anniversary of Effective Date.

         c. COMPANY DECISIONS. The Manager shall have the exclusive right to decide all Company Matters except those which this Agreement expressly reserves to the Members.

     11.12 DUTY OF MANAGER TO INFORM MEMBERS. The Manager shall immediately notify all Members of any adverse material change in the financial condition of the Company.

     11.13 DUTY OF MANAGER TO PROTECT LIMITED LIABILITY OF MEMBERS AND MANAGER. The Manager shall use his best efforts to protect the limited liability of the Members in their capacity as Members. These measures shall include the following:

         a. USE OF "L.C." WITH COMPANY NAME. The Manager shall ensure that the abbreviation "L.C." appears after the name of the Company in all Company stationery, checks, business cards, invoices, advertisements and other media containing the name of the Company and likely to be read, seen or heard by third parties.

         b. SEPARATE BOOKS AND ACCOUNTS; NO COMMINGLING. The Manager shall ensure:

                  (1) That the books and accounts of the Company are maintained separately from those of any Member or Manager;

                  (2) That there is no commingling of the assets of the Company with those of any Member or Manager; and

                  (3) That no Member borrow money or other assets from the Company or lends money or other assets to it except on the basis of reasonable documentation and arm's-length terms (provided further, that no Member may borrow money or other assets from the Company while any Class B Unit is outstanding).

         c. ADEQUATE CAPITALIZATION. The Manager shall use his or her best efforts to ensure that the Company's cash and other assets, cash flow, insurance and other financial resources are sufficient to enable it to meet its reasonably foreseeable liabilities when due, including without limitation, its liabilities under Article 4 and Article 17.

         d. SIGNING OF AGREEMENTS, ETC. In signing any agreement or other document on behalf of the Company, the Manager shall expressly identify that he or she is acting as Manager on behalf of the Company.

         e. NO MISLEADING OF THIRD PARTIES. The Manager shall use best efforts to ensure that no third party is misled into believing that any Member or the Manager is personally liable for any Company obligation.

     11.14 MANAGER'S VALUATION OF CONTRIBUTIONS, ETC. Whenever, after the formation of the Company, the Company admits a Person as a new Member of the Company, the Manager (and not the Members):

         a. Shall promptly determine in dollars a value for the contribution of that Person in exchange for the Person's membership or that there was no contribution;

         b.       Shall record this determination in the records of the Company;
                  and

         c. Shall promptly notify all Members concerning the determination.

     Thereafter, in the absence of fraud, the determination shall be conclusive as to the value of the contribution or as to whether there was a contribution.

     11.15 MANAGER COMPENSATION. The Manager shall be compensated for the Manager's services as Manager in accordance with EXHIBIT H.

     11.16 MANAGER INDEMNIFICATION. The Manager shall be entitled to indemnification, advancement of litigation expenses and liability insurance as provided in Article 7, provided that there shall be no payment of such indemnification or advancement of litigation expenses without the affirmative vote of at least two-thirds (2/3) of Class B Units.

     11.17 NEGATIVE COVENANTS OF COMPANY. So long as any Class B Units are outstanding, the Company shall not, without the prior consent of at least two-thirds (2/3) of the Class B Units:

         a.       merge or consolidate with any Person;

         b.       sell, lease or otherwise dispose of any assets of the Company;

         c. liquidate, dissolve or effect a recapitalization or reorganization in any form of transaction;

         d. acquire any interest in any Company or business other than through the Amended Joint Venture Agreement (whether by a purchase of assets, purchase of stock, merger or otherwise), or enter into any joint venture;

         e. with respect to the Company, enter into, amend, modify or supplement any agreement, transaction, commitment or arrangement with any of its officers, directors, managers, members, employees, stockholders, partners or affiliates or with any individual related by blood, marriage or adoption to any such individual or with any entity in which any such Person or individual owns a beneficial interest;

         f. make any amendment to the Articles or this Agreement, or file any resolution of the Manager or Members with the Nevada Secretary of State containing any provisions, which would adversely affect or otherwise impair in any respect any rights or remedies of any Class B Unit Holder;

         g.       make any capital expenditures;

         h. create, incur or assume any "INDEBTEDNESS", whereby, for purposes of this Agreement, Indebtedness means at a particular time, without duplication, (i) any indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (ii) any indebtedness evidenced by any note, bond, debenture or other debt instrument and (iii) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise;

         i.       engage in any trade or business, as the term is used in Code
                  Section 731, for a period commencing on the Effective Date and ending on the second (2nd) anniversary of the Effective Date;

         j. directly or indirectly declare or pay a dividend or make any distribution or other payment on its Class A Units, redeem or otherwise acquire or retire for value any of the Class A Units, or prepay, purchase, repurchase or retire any indebtedness (or part thereof);

         k. become an "investment company" or under the "control" of an "investment Company" as such terms are defined in the United States Investment Company Act of 1940, as amended;

         l.       have any subsidiaries or any employees other than the Manager;

         m. invoke any registration rights or similar rights set forth in the Amended Joint Venture Agreement;

         n. hold any assets other than cash, IFX Common Stock and the Amended Joint Venture Agreement for purpose of the Code for a period commencing on the Effective Date and ending on the second (2nd) anniversary of the Effective Date; or

         o. pledge, hypothecate or create any lien or similar encumbrance on any assets of the Company.

     11.18 NEGATIVE COVENANTS OF THE COMPANY, MICHAEL SHALOM AND THE CLASS A UNIT HOLDERS.

         a. RESTRICTIONS ON PURCHASE AND SALE OF IFX SECURITIES. Unless expressly provided for in this Agreement, neither the Company, Michael Shalom nor any Class A Unit Holder, directly or indirectly, shall purchase, sell or transfer any IFX (or any successor thereto) securities (including common stock or options), provided, however, that the Company, Michael Shalom or any Class A Unit Holder may sell or transfer IFX Common Stock in connection with Articles 4, 10 and 17 or with the affirmative vote of holders of at least two-thirds (2/3) of Class B Units.

         b. NON-PETITION. The Company, each Class A Unit Holder, and Michael Shalom agree that for a period of one year and one month from the Effective Date, such Person will not petition for, institute against, or join any other Person in instituting against, the Company, or a Class A Unit Holder, any bankruptcy, reorganization, insolvency or liquidation proceeding or similar proceeding under any law.

                                   ARTICLE 12
          COMPANY RECORDS, BOOKS OF ACCOUNTS, REPORTS TO MEMBERS, ETC.

     12.1 RECORDS TO BE MAINTAINED BY COMPANY. The Company shall maintain at its principal place of business:

         a. A copy of its Articles and operating agreement and all amendments of these documents;

         b.       Copies of all of its federal and state tax returns;

         c. A current list of names and last known business, residence or mailing address of each of its Members;

         d.       True and complete information concerning:

                  (1) The amount of cash and a description and statement of the value of any other property or services which each Member has contributed to the Company or which any Member has agreed to contribute to it; and

                  (2) Any return by the Company to a Member of cash or other property contributed by the Member; and

         e. A record stating the date on which each Member became a Member (unless this date is evident from the content of the Agreement).

     12.2 BOOKS OF ACCOUNT. The Company shall maintain on a current basis accurate books of account. It shall maintain these books of account in a manner that complies with financial standards normally applicable to organizations generally similar to the Company in size and activities.

     12.3 REPORTS TO MEMBERS, ETC. Through the provision of written financial reports or other appropriate measures, the Company shall advise the Members on a regular basis, but no less than quarterly, concerning the financial and business condition of the Company.

                                   ARTICLE 13
                           TAX PLANNING AND COMPLIANCE

     13.1 IMPORTANCE TO COMPANY OF TAX MANAGEMENT AND COMPLIANCE. The parties acknowledge the Importance to the Company and the Members of:

         a. Competent tax planning for the Company and for the Members as Members; and

         b. Full compliance by the Company and by the Members with federal and state tax requirements.

     13.2 APPOINTMENT OF COMPANY TAX ADVISER. In connection with its formation and on a continuing basis thereafter, the Members hereby appoint as the Company's tax adviser the individual or firm identified in the attached EXHIBIT I.

     The parties shall cooperate with the Company's tax adviser to the maximum reasonable extent to ensure adequate Company tax planning and compliance.

     13.3 COMPANY TAX RETURNS. The Company shall prepare its federal tax return and all applicable state returns by January 15 of each year, and provide such returns to the Class B Unit Holders for review. Upon receiving the prior consent of at least two-thirds (2/3) of the Class B Units, which consent shall not be unreasonably withheld, the Company shall promptly file such returns.

     13.4 COMPANY PROVISION OF TAX INFORMATION TO MEMBERS. As soon as reasonably possible after the close of each of its taxable years, the Company shall provide each Member with completed federal and state tax forms and with all other documents and information relevant to the federal and state tax liabilities of the Member as a Member of the Company;

                  PROVIDED, that each Member shall have sole responsibility for preparing and timely filing the Member's federal and state tax returns and for paying the Member's taxes, and the Company shall have no responsibility or liability with respect to these matters.

     13.5 COMPANY COMPUTATION AND RECORDING OF MEMBERS' CONTRIBUTIONS, CAPITAL ACCOUNTS AND ADJUSTED TAX BASIS. The Company shall compute on a current basis and in accordance with applicable Treasury department regulations the contributions and capital accounts of the Members and their adjusted tax basis in their Company interests.

     The Company shall maintain current and accurate records concerning Members' contributions, capital accounts and adjusted tax basis and, promptly after the request of any Member, shall make these records available to the Member.

     13.6 PLANNING OF INDIVIDUAL TRANSACTIONS. Before undertaking any major transaction involving the Company or any Member in the Member's capacity as a
Member:

         a. The Company and each affected Member shall consult with one or more partnership tax experts concerning the tax implications of the transaction; and

         b. The Company and affected Members shall make any tax elections and shall take any other actions necessary or appropriate in the circumstances to ensure tax compliance and maximum lawful tax avoidance.

     13.7 TAX MATTERS MEMBER.

         a. The Manager is hereby appointed the "TAX MATTERS MEMBER" of the Company for all purposes pursuant to sections 6221-6231 of the Code. As Tax Matters Member, the Manager will (i) furnish to each Member or assignee affected by an audit of the Company income tax returns a copy of each notice or other communication received from the Internal Revenue Service or applicable state authority, (ii) keep each such Member and assignee informed of any administrative or judicial proceeding, as required by section 6223(g) of the Code, (iii) allow each such Member and assignee an opportunity to participate in all such administrative and judicial proceedings, and (iv) take any action necessary to cause each Member to be entitled to all notices specified in section 6223(a) of the Code.

         b. The Tax Matters Member has the authority to do all or any of the following:

                  (1) File a petition as contemplated in section 6226(a) or 6228 of the Code;

                  (2) Intervene in any action as contemplated in section 6226(b) of the Code;

                  (3) File any request contemplated in section 6227(b) of the Code; and

                  (4) With the consent of all the Members, enter into an agreement extending the period of limitations as contemplated in section 6229(b)(1)(B) of the Code.

The Tax Matters Member may not litigate any federal income tax controversy in a forum other than the U.S. Tax Court without obtaining the consent of all Members.

         c. The Company is not obligated to pay any fees or other compensation to the Tax Matters Member in its capacity as such. However, except while any Class B Unit Holder is outstanding, the Company will reimburse the Tax Matters Member for any and all out-of-pocket costs and expenses (including attorneys' and other professional fees) reasonably incurred by it in its capacity as Tax Matters Member. Each Member who elects to participate in Member administrative tax proceedings will be responsible for its own expenses incurred in connection with such participation. In addition, the cost of any adjustments to a Member and the cost of any resulting audits or adjustments of a Member's tax return will be borne solely by the affected Member. The Tax Matters Member shall be entitled to rely on the advice of legal counsel as to the nature and scope of its responsibilities and authority as Tax Matters Member, and any act or omission of the Tax Matters Member pursuant to such advice shall in no event subject the Tax Matters Member to liability to the Company or any Member.

                                   ARTICLE 14
                COMPANY DISSOLUTION, WINDING-UP AND LIQUIDATION;
                            LIQUIDATION DISTRIBUTIONS

     14.1 DEFINITION OF COMPANY DISSOLUTION, ETC. For purposes of this Agreement, the following terms shall have the following meanings:

         a. DISSOLUTION. The dissolution of the Company shall mean the cessation of its normal business activities and the beginning of the process of winding up its business and internal affairs and of liquidating it.

         b. WINDING-UP. The winding-up of the Company shall mean the process of concluding its existing business activities and preparing for its liquidation.

         c. LIQUIDATION. The liquidation of the Company shall mean the sale or other disposition of its assets and the distribution of its assets (or the distribution of the proceeds of the sale or other disposition of its assets) to its creditors and to the Members.

     14.2 EVENTS CAUSING DISSOLUTION. The Company shall be dissolved:

         a. Upon the affirmative vote of a majority of Class A Units and at least two-thirds (2/3) of Class B Units,

         b. Upon the issuance of an order of dissolution by court or by the Secretary of State; or

         c. Upon the issuance of an order of dissolution by an arbitrator under Article 16.

     14.3 EFFECTIVE DATE OF DISSOLUTION OF COMPANY BY VOTE OF MEMBERS. The dissolution of the Company by majority vote of Class A Units and at least two-thirds (2/3) of the Class B Units shall be effective on the date specified in that vote or, if the Class A Unit Holders and Class B Unit Holders do not specify a date, then on the date of completion of the vote.

     14.4 DETERMINATION OF DATE FOR DELIVERY OF CERTIFICATE OF CANCELLATION AND FOR EFFECTIVE DATE OF CERTIFICATE. The date on which the Company shall deliver a certificate of cancellation to the Secretary of State for filing and the effective date of this certificate shall be determined by the affirmative vote of a majority of Class A Units and at least two-thirds (2/3) of the Class B Units.

     14.5 CESSATION OF COMPANY'S LEGAL EXISTENCE. Unless a court or administrative authority duly and finally determines otherwise, the Company shall cease to exist as a legal entity on the effective date set forth in the certificate of cancellation.

     14.6 DISSOLUTION BY ARBITRATOR. Upon petition by a majority of Class A Units and at least two-thirds (2/3) of the Class B Units, an arbitrator under
Article 16 may issue an order dissolving the Company on one or more of the following grounds:

         a. The Company has exceeded or abused the authority conferred upon it by law;

         b. The Company has acted in a persistently fraudulent or illegal manner;

         c. The Company has abused its power contrary to the public policy of the State of Nevada;

         d. There is a deadlock in Company management which the Members are unable to resolve and which is causing or which threatens to cause irreparable injury to the Company or which prevents it from conducting its business or affairs to its advantage provided that this shall not provide grounds for dissolution in the event any Class B Unit is outstanding; or

         e. The dissolution of the Company is reasonable and fair in the circumstances.

     14.7 EXCLUSION OF MANAGER FROM PARTICIPATION IN WIND-UP PROCESS, ETC. Any Member may petition an arbitrator under Article 16 to exclude the Manager from participating in the process of winding-up and liquidating the Company on the ground that, because of past wrongful conduct by the Manager, the Manager's participation would be likely to affect that process adversely.

     14.8 WINDING-UP OF COMPANY. After the Company is dissolved, the Person or Persons responsible for winding it up shall as expeditiously as reasonably possible:

         a.       Wind-up its business and internal affairs; and

         b.       Cause its liquidation.

     14.9 COMPLIANCE WITH THE LAWS OF NEVADA APPLICABLE TO ENTITY DISSOLUTIONS AND LIQUIDATIONS. The Company shall make no distribution to Members or others in connection with its liquidation until it has complied with all applicable laws and regulations of Nevada (including tax laws and regulations) relating to its dissolution and liquidation.

     14.10 DISPOSITION OF KNOWN AND UNKNOWN CLAIMS AGAINST COMPANY. Promptly after the dissolution of the Company, the Company shall take all reasonable measures under the laws of Nevada to dispose of (and, to the extent reasonable, to bar) known and unknown claims against the Company.

     14.11 DISTRIBUTION UPON COMPANY LIQUIDATION. Upon completion of the Company's winding-up but, if reasonably possible, on or before the date of termination of the Company's legal existence, the Company shall distribute its assets in the following order:

         a. First, the Company shall pay (or make adequate provisions to pay) its creditors other than any Class A Unit Holder.

         b. Secondly, the Company shall distribute its assets to pay any and all amounts due and owing to the Class B Unit Holders as set forth in this Agreement, including such Class B Unit Holder's Capital Contribution, the Preferred Yield and the Redemption Amount, as if all Class B Units were redeemed prior to the dissolution of the Company.

         c.       Third, after all the payments have been made as required by
                  Article 14.11(b) above, the Company shall distribute its assets to Class A Unit Holders in satisfaction of its liabilities for distributions to them under Article 4, and amounts due to Class A Unit Holders.

         d. Fourth, the Company shall distribute its assets to Class A Unit Holders for the return of their contributions.

         e. Fifth, the Company shall distribute its assets to Class A Unit Holders in accordance with their right to share in distributions of its assets under Article 4.

     14.12 DUTY TO CONSULT TAX ADVISER IN CONNECTION WITH COMPANY DISSOLUTION, ETC. Before the Members begin the wind-up and liquidation of the Company, the Company and the Members shall consult with their respective tax advisers and shall structure and implement the liquidation in a manner that is as fair as possible to each Member from a tax viewpoint.

                                   ARTICLE 15
                         TERM OF AGREEMENT; TERMINATION;
                   SURVIVAL OF CERTAIN RIGHTS AND DUTIES, ETC.

     15.1 TERM. The term of this Company, which began on December 22, 1999, is perpetual, unless earlier dissolved as set forth in Article 14.

     15.2 SURVIVAL OF ACCRUED RIGHTS, ETC. Rights, duties and liabilities accrued by the parties under this Agreement before its termination shall continue in full force and effect after its termination.

                                   ARTICLE 16
                         ARBITRATION OF COMPANY DISPUTES

     16.1 MANDATORY ARBITRATION OF CERTAIN DISPUTED MATTERS. Any dispute between or among the Class A Unit Holders relating to Arbitrable Matters (as defined in Article 16.2) shall be exclusively and finally resolved by arbitration by a single arbitrator (the "ARBITRATOR").

     16.2 DEFINITION OF ARBITRABLE MATTER. "ARBITRABLE MATTERS" shall include only the following types of matters:

         a. How to construe and enforce the provisions of this Article 16 (including any issue concerning the scope of these provisions);

         b. Whether the purchase price or the other terms of purchase of a Class A Unit Holder's membership interest pursuant to the terms of this Agreement is fair to the Company and to the Members;

         c. Any claim by a Class A Unit Holder in the Class A Unit Holder's capacity as a Member against any other Class A Unit Holder in that other Class A Unit Holder's capacity as a Member;

         d. Whether any action by the Company or by a Class A Unit Holder is (a) contrary to this Agreement or (b) seriously unfair to any Class A Unit Holder (provided that in no event shall an Arbitrator deem an action instituted by or for the benefit of any Class B Unit Holder under this Article as unfair to any Class A Unit Holder);

         e.       Whether the expulsion of a Class A Unit Holder under Article
                  6.10 is fair;

         f. Whether a vote by majority Members concerning the Company's dissolution is fair to minority Members; and

         g. Any other matter that, in the Arbitrator's view, is appropriate for decision under Article 16.

     16.3 EXCLUSIONS FROM DEFINITION. Arbitrable Matters shall not include:

         a.       Routine business matters of the Company;

         b.       Matters requiring urgent judicial relief;

         c.       Matters involving the enforcement of orders under this Article
                  16; and

         d. Matters raised by or against or involving any rights of the Class B Unit Holders, unless holders of at least two-thirds (2/3) of the Class B Units have consented to arbitration.

Class B Unit Holders shall have the right to seek relief pursuant to arbitration as set forth herein or judicial relief in any court of competent jurisdiction to enforce any of their rights under this Agreement. Unless holders of at least two-thirds (2/3) of Class B Units have consented to arbitration, the Class B Unit Holders shall not be subject to any decisions or orders resulting from any arbitration under this Agreement.

     16.4 RULES GOVERNING ARBITRATION. Except as otherwise provided in this
Article 16, any arbitration (an "ARBITRATION") under this Article 16 shall be governed by the Rules of Commercial Arbitration of the American Arbitration Association ("AAA").

     16.5 NOTICE OF ARBITRATION. Any Member may initiate an Arbitration of any Arbitrable Matter. The initiating Member shall do so by providing written notice of the Arbitration to each Class A Unit Holder and each Class B Unit Holder. The notice shall bear a current date, shall state the name of the initiating Member and shall briefly state the matter to be arbitrated.

     16.6 SELECTION OF ARBITRATOR. If, within 15 business days after all the parties entitled to notice of an Arbitration have received that notice, the Members have not agreed among themselves as to the identity of the Arbitrator or the site of the Arbitration, the Company shall immediately refer these matters for resolution by the AAA office located in the city of Miami, Florida. That office may resolve these matters without liability and in its sole discretion.

     16.7 NO APPEAL, ETC. No participating Member shall appeal to any court an order of an Arbitrator under this Article 16. The Company or any participating Member may enter any such order in any court of competent jurisdiction.

The Arbitrator may allocate among the participating Members the costs, fees and other expenses relating to an Arbitration in any manner that the Arbitrator shall determine to be appropriate in his or her absolute discretion;

                  PROVIDED, that if the Arbitrator determines that a party has initiated an Arbitration without a reasonable basis for doing so, the Arbitrator shall assess against that party the costs of the other parties relating to the Arbitration, including the reasonable attorneys' fees of these parties.

     16.9 AWARDING OF LITIGATION COSTS TO PREVAILING PARTY. If, in a suit in law or equity, any party seeks judicial review of any issue arising in an arbitration under this Article 16, an Arbitrator under this Article may allocate to the losing party in that suit all costs reasonably incurred by the prevailing party.

                                   ARTICLE 17
                PROVISIONS SPECIFICALLY CONCERNING CLASS B UNITS

     17.1 REDEMPTION OF CLASS B UNITS AT OPTION OF CLASS B UNIT HOLDERS. Each Class B Unit Holder shall have the right to redeem in full or in part, upon written notice to the Company, the Class B Units owned by such Class B Unit Holder at any time after the earlier to occur of:

         a.       the one year anniversary of the Effective Date;

         b. the occurrence of a "BANKRUPTCY EVENT" with respect to the Company, a Class A Unit Holder, the Manager or Michael Shalom. For purposes of this Agreement, a Bankruptcy Event shall be deemed to have occurred if the applicable Person (i) has any dissolution or winding-up procedure initiated against such Person, (ii) is dissolved or wound-up, (iii) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due,
                  (iv) makes an assignment, arrangement or composition with or for the benefit of creditors or (v) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition is not dismissed within 30 days of the institution or presentation thereof;

         c. there is a judgment, order, decree or similar decision issued against the Company, a Class A Unit Holder, the Manager or Michael Shalom in excess of $1,000,000;

         d. there is a Lien imposed after the Effective Date on any of the assets of the Company, a Class A Unit Holder, the Manager or Michael Shalom which when aggregated with all other Liens imposed on the Company, a Class A Unit Holder, the Manager or Michael Shalom, respectively exceeds $1,000,000;

         e. there is a change in control of the Company. For purposes of this Article 17.1(e), a "change in control of the Company" shall be deemed to have occurred upon (i) a merger or the execution of an agreement of merger involving the Company (except when the Company is the survivor of the merger and the equity holders of the Company before the merger own at least 51% of the equity interests of the Company following the merger), (ii) a consolidation of the Company (except when the equity holders of the Company before the consolidation own at least 51% of the consolidated entity), (iii) the sale or the execution of an agreement to sell all or substantially all of the assets of the Company, or (iv) if Michael Shalom is no longer the Manager of the Company.

         f.       there is any change of control of IFX. For purposes of this
                  Article 17.1(f), a "change in control of IFX" shall be deemed to occur upon (i) a merger or the execution of an agreement of merger involving IFX (except when IFX is the survivor of the merger and the equity holders of IFX before the merger own at least 51% of the equity interests of IFX following the merger), (ii) a consolidation of IFX (except when the equity holders of IFX before the consolidation own at least 51% of the consolidated entity), (iii) the sale or the execution of an agreement to sell all or substantially all of the assets of IFX, or (iv) ownership by a Person (excluding Michael Shalom, Lee Casty, or their respective affiliates) of more than thirty-three percent (33%) of IFX Common Stock and such Person, on the Effective Date, held less than thirty-three percent (33%) of IFX Common Stock;

         g. the Company breaches, fails to perform or observe any provision contained in (i) any contract or Indebtedness under which the Company is a party or is obligated, (ii) this Agreement or the Preferred Unit Purchase Agreement entered into as of March 24, 2000 by and among the Company and the original purchasers of Class B Units (the "PURCHASE AGREEMENT"), (iii) the Amended Joint Venture Agreement or such agreement is amended, modified or terminated without the consent of the holders of at least two-thirds (2/3) of Class B Units;

         h. Michael Shalom, MITS or Philistar breaches fails to perform or observe any provision contained in Article 10.2, 10.3 or
                  Article 11.18 of this Agreement;

         i. (i) the commission by Michael Shalom of a felony or other crime involving moral turpitude which has a material adverse effect on the Company or IFX , (ii) the breach of any duty of care or loyalty to the Company or IFX by Michael Shalom, (iii) the commission by Michael Shalom of any fraud with respect to the Company or IFX, (iv) continued failure of Michael Shalom to perform his duties as set forth in this Agreement or as reasonably directed by the board of directors of IFX, or (v) any other material breach of this Agreement, which has not been cured by Michael Shalom within ten (10) days after notice of the occurrence thereof; or

         j. the Asset Test (as defined in Article 1.15) has been violated and the Company has not cured such violation within ten (10) Business Days following such violation.

If a Class B Unit Holder redeems any or all of such Class B Unit Holder's Class B Units pursuant to this Article 17.1, the Company shall within five (5) Business Days of the "EFFECTIVE DATE OF REDEMPTION" (as defined in Article 17.7) pay such Class B Unit Holder the Redemption Amount (as defined in Article 17.3) in cash.

     17.2 REDEMPTION OF CLASS B UNITS AT OPTION OF COMPANY. The Company, upon the affirmative vote of the holders of a majority of Class A Units, may redeem all Class B Units in full (but not in part) at any time after the Effective Date by paying to the Class B Unit Holders the Redemption Amount (as defined in Article 17.3), provided that the Company provide the Class B Unit Holders with ten (10) days prior written notice of its intention to redeem the Class B Units in the form of EXHIBIT K.

     17.3 REDEMPTION AMOUNT. For purposes of this Agreement, the "REDEMPTION AMOUNT" for each Class B Unit being redeemed pursuant to Article 17.1 or 17.2, shall be an amount equal to the sum of:

     (i) $100 (which amount represents the initial capital contribution attributable to each Class B Unit);

     (ii) Any accrued but unpaid Preferred Yield as set forth in Article 4.3 for such Class B Unit; and

     (iii) An amount equal to the greater of (a) $30 or (b) the product derived by multiplying: (A) the quotient derived by dividing (1) $100, by (2) the Fixed Price (as defined below), by (B) the amount derived by subtracting (1) the Fixed Price from (2) the Market Value (as defined below) on the Effective Date of Redemption.

           The Redemption Amount payable under Article 17.1 shall be payable only in cash pursuant to Article 17.5, and the Redemption Amount payable under
Article 17.2 shall be paid pursuant to the terms of Article 17.5.

           For purposes of this Article 17,"FIXED PRICE" means $20, subject to adjustment as provided in Article 17.4.

     17.4 ADJUSTMENT OF FIXED PRICE. If IFX at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of IFX Common Stock into a greater number of shares, the Fixed Price in effect immediately prior to such subdivision will be proportionately reduced. If IFX at any time combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of IFX Common Stock into a smaller number of shares, the Fixed Price in effect immediately prior to such combination will be proportionately increased. Immediately upon any adjustment of the Fixed Price, the Manager will give written notice thereof to each Class B Unit Holder, setting forth in reasonable detail, and certifying, the calculation of such adjustment. The Company will also give written notice to each Class B Unit Holder at least twenty (20) days prior to the date on which any Organic Change, dissolution or liquidation will take place with respect to IFX, provided that such information shall be made known to the public prior to or in conjunction with such notice being provided to such Holder. "ORGANIC CHANGE" shall mean, with respect to IFX, any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of IFX's assets to another Person or other transaction which is effected in such a way the holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for IFX Common Stock.

     17.5 MANNER OF REDEMPTION.

         a. Upon redemption of any Class B Unit pursuant to this Article 17, the Company shall promptly pay to the applicable Class B Unit Holder for each Class B Unit being redeemed the Redemption Amount as set forth in Article 17.3, but no later than five (5) Business Days following the applicable Effective Date of

                  Redemption (a "PAYMENT DATE"). If the redemption of Class B Units is made pursuant to Article 17.1, the Company shall pay the Redemption Amount in cash to the applicable Class B Unit Holder on the Payment Date. If the redemption of all Class B Units is made at the option of the Company pursuant to Article 17.2, and such Effective Date of Redemption is on or before December 22, 2000, the Company shall promptly pay to all the Class B Unit Holders, but no later than the Payment Date, for all Class B Units the Redemption Amount by (i) transferring to the applicable Class B Unit Holder that amount of shares of IFX Common Stock with an aggregate Market Value (defined below) on the Effective Date of Redemption equal to the Redemption Amount, provided that all the conditions set forth in Article 17.6 are fully satisfied (a "REDEMPTION IN KIND") or (ii) paying to the applicable Class B Unit Holder in cash the Redemption Amount. If the redemption of all Class B Units is made pursuant to Article 17.2 and such Effective Date of Redemption is after December 22, 2000, the Company shall promptly pay to all the Class B Unit Holders, but no later than the Payment Date, for all Class B Units the Redemption Amount in cash. For purposes of this Article 17, "MARKET VALUE" means, for any security on any date, the last closing ask price for such security on the Principal Market (as defined below), as reported by Bloomberg, or if a Principal Market is not the principal securities exchange or trading market for such security, the last closing ask price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing ask price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no last closing ask price is reported for such security by Bloomberg, the last closing trade price as reported for such security by Bloomberg, or if no such quote is available, the average of the trade prices of any market makers for such security as reported in the "pink sheets" by the National Quotation Bureau, Inc. If the Market Value cannot be calculated for such security on such date on any of the foregoing bases, the Market Value of such security on such date shall be the fair market value as mutually determined by the Company and the holders of Class B Units. For purposes of this Agreement, "PRINCIPAL MARKET" means the Nasdaq National Market, the Nasdaq Small Cap Market, the Nasdaq Bulletin Board System, The New York Stock Exchange, Inc. or The American Stock Exchange, Inc.

         b. In the case of a dispute as to the determination of the Market Value or the arithmetic calculation of the Redemption Amount, the Company shall pay, or transfer IFX Common Stock (as the case may be), to the Class B Unit Holder(s) the dollar amount or number of shares of IFX Common Stock, as applicable, that is not disputed. Then, if after two (2) Business Days, such Class B Unit Holder(s) and the Company are unable to agree upon the determination of the Market Value or arithmetic calculation of the Redemption Amount within one (1) Business Day, then the Company shall within one (1) Business Day submit via facsimile (A) the disputed determination of the Market Value to an independent, reputable investment bank selected by the affected Class B Unit Holder(s) and approved by the Company or (B) if an election under (A) is not possible, the disputed arithmetic calculation of the Redemption Amount to the Company's independent, outside accountant. The Company shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Class B Unit Holder(s) of the results no later than forty-eight (48) hours from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent manifest error and the Company shall be liable for the costs and expenses related to such determination or calculation.

     17.6 CONDITIONS TO REDEMPTION IN KIND. Prior to a Redemption In Kind pursuant to Articles 17.2 and 17.5, the following conditions must be satisfied prior to or on the Payment Date (provided that Article 17.6(e) shall be satisfied from and including the Effective Date of Redemption through and including the Payment Date).

         a. The IFX Common Stock transferred to the Class B Unit Holders shall be validly issued, fully paid and nonassessable and free and clear of all liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of IFX Common Stock;

         b. IFX Common Stock transferred to the Class B Unit Holders shall be authorized for quote on the Principal Market and trading on such market and there shall be no suspension of trading by the Securities and Exchange Commission or the Principal Market of IFX Common Stock;

         c. The IFX Common Stock transferred to the Class B Unit Holders shall be issued in the names and denominations designated by the Class B Unit Holders;

         d. IFX shall have acknowledged in writing that the IFX Common Stock transferred to the Class B Unit Holders shall have the exact same registration rights contained in the Amended Joint Venture Agreement;

         e. Neither the Manager, Michael Shalom, a Member nor the Company shall be in possession of any material non-public information with respect to IFX that would have an adverse effect on the Market Value of IFX Common Stock if such information were publicly disseminated; and

         f. No Class B Unit Holder is unable to exercise any of its "demand" or "piggy-back" registration rights (as set forth in the Amended Joint Venture Agreement) with respect to IFX Common Stock due to Section 7.3(j) or Section 7.3(l) of the Amended Joint Venture Agreement.

     17.7 EFFECTIVE DATE OF REDEMPTION. For purposes of this Article 17, the "EFFECTIVE DATE OF REDEMPTION" shall be the date notice in the form of EXHIBIT J is delivered to the Company by the electing Class B Unit Holder (if the redemption is pursuant to Article 17.1) or ten (10) days after the date the notice in the form of EXHIBIT K is delivered to any Class B Unit Holder by the Company (if the redemption is pursuant to Article 17.2).

     17.8 TIMING OF PAYMENT OF REDEMPTION AMOUNT. The payment of any Redemption Amount, whether in cash or in IFX Common Stock shall be made to the Class B Unit Holders entitled to such redemption promptly after the Effective Date of Redemption, but in no event later than the Payment Date. If payment of any such Redemption Amount is not fully paid on the Payment Date, the Company shall pay Liquidated Damages pursuant to Article 17.10 to the Class B Unit Holders entitled to payment of such Redemption Amount.

     17.9 REGISTRATION OF IFX COMMON STOCK USED TO REDEEM CLASS B UNITS. If (a) the Company transfers shares of IFX Common Stock to Class B Unit Holders to redeem all outstanding Class B Units pursuant to Article 17.2, (b) the former Class B Unit Holder duly elects (the "REGISTRATION ELECTION") to have such IFX Common Stock shares registered for resale pursuant to the Amended Joint Venture Agreement and (c) such Shares of IFX Common Stock have not been registered under the Securities Act of 1933, as amended, prior to the earlier of (i) the one year anniversary of the Effective Date or (ii) three (3) months after the Registration Election has been made, then the Company shall pay Liquidated Damages pursuant to Article 17.10 to such Class B Unit Holders.

     17.10 LIQUIDATED DAMAGES. The Company agrees that the Class B Unit Holders will suffer damages if the Company violates any provision of or fails to fulfill its obligations pursuant to this Article 17 or if the events described in
Article 17.9 occur (a "TRIGGER EVENT"), and that it would not be possible to ascertain the extent of such damages. Accordingly, in the event of such Trigger Event, the Company hereby agrees to pay liquidated damages ("LIQUIDATED DAMAGES") to each Class B Unit Holder following the occurrence of such Trigger Event in an amount determined by multiplying (i) two percent (2%) of the Redemption Amount owed to such Class B Unit Holder under this Agreement by (ii) the percentage derived by dividing (A) the actual number of days elapsed from the last day of the date of the Trigger Event or the prior 30-day period, as applicable, to the day such Trigger Event has been completely cured by (B) 30, in cash, or at the Class B Unit Holder's option, in the number of shares of IFX Common Stock equal to the quotient of (v) the dollar amount of the Liquidated Damages on the Damages Payment Date (as defined below) divided by (w) the closing bid price of IFX's Common Stock as of the date of the Trigger Event (as quoted in the Principal Market or the market or exchange where IFX's Common Stock is then traded). The Liquidated Damages payable pursuant hereto shall be payable within five (5) Business Days from the end of the calendar month commencing on the first calendar month in which the Trigger Event occurs (each, a "DAMAGES PAYMENT DATE"). In the event the Class B Unit Holder elects to receive the Liquidated Damages amount in shares of IFX Common Stock, the Company shall satisfy the conditions set forth in Article 17.6 concerning such IFX Common Stock.

     17.11 COVENANTS OF CLASS B UNIT HOLDERS AND THE COMPANY.

         a. Upon receipt of notice that the Company will redeem the Class B Units pursuant to Article 17.2 by transferring IFX Common Stock, each Unit B Holder will promptly execute a representation letter in the form of EXHIBIT L.

         b. The Company covenants that in order to pay any Redemption Amount to any Class B Unit Holder, whether in cash or in IFX Common Stock or to pay any Liquidated Damages to the Class B Unit Holder, the Company shall either liquidate or transfer to the Class B Unit Holder, as the case may be, those shares of IFX Common Stock which, for purposes of the Code, have been held by the Company for the longest period of time.

     17.12 INTENT OF PARTIES. Notwithstanding anything to the contrary herein, it is the intent of the parties that (i) the Class B Unit Holders will receive long term capital gains tax treatment upon cash redemption of any Class B Units pursuant to Articles 17.1 and 17.2, and as such, the parties hereto agree that they will use good faith and best efforts to ensure that the redemption of Class B Units results in long term capital gains tax treatment to the Class B Unit Holders, and (ii) any Redemption In Kind will not result in a taxable event to the Class B Unit Holders and, as such, the parties hereto agree that they will use good faith and best efforts to ensure that any Redemption In Kind will not result in a taxable event to the Class B Unit Holders.

                                   ARTICLE 18
                                 INDEMNIFICATION

     In consideration of each Class B Unit Holder's execution and delivery of this Agreement, the Company shall defend, protect, indemnify and hold harmless each Class B Unit Holder and all of their stockholders, officers, directors, partners, employees, agents, representatives and direct or indirect investors and any of the foregoing Person's agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "INDEMNITEES") from and against any and all actions, causes of action, suits (whether instituted or defended or otherwise), claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "INDEMNIFIED LIABILITIES"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company, a Class A Unit Holder or Michael Shalom in the Agreement, (b) any breach of any covenant, agreement or obligation of the Company, a Class A Unit Holder or Michael Shalom contained in the Agreement, (c) any cause of action, suit or claim brought or made against such Indemnitee and arising out of or resulting from the execution, delivery, performance or enforcement of the Agreement or (d) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Class B Units; PROVIDED, HOWEVER, no indemnification shall be paid hereunder to any Indemnitee on account of any Indemnified Liabilities arising substantially due to the gross negligence or willful misconduct of such Indemnitee. To the extent that the foregoing undertaking by the Company, a Class A Unit Holder or Michael Shalom may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

                                   ARTICLE 19
                               GENERAL PROVISIONS

     19.1 ENTIRE AGREEMENT. This Agreement contains the entire agreement among the Members concerning its subject matter, and it replaces all earlier agreements among them, whether written or oral, concerning its subject matter.

     19.2 INCORPORATION OF EXHIBITS. All documents identified in this Agreement as exhibits or schedules to the Agreement are hereby incorporated in the Agreement and made an integral part of it.

     19.3 GOVERNING LAW. This Agreement shall be governed exclusively by the laws of the State of Nevada (exclusive of its laws governing conflicts of law).

     19.4 NOTICES. All notices under this Agreement shall be in writing. They shall be sent by fax or by overnight delivery service, to the Members at their respective fax numbers or addresses as stated on EXHIBIT M. A Member may change the Member's fax number or address for purposes of this Article 19.4 at any time upon notice to the other Members. Notices under this Article 19.4 shall be deemed delivered upon receipt of a fax confirmation or one Business Day after deposit with a nationally recognized overnight delivery service.

     19.5 HEADINGS. Headings in this Agreement are for convenience only and shall be deemed irrelevant in construing the provisions of the Agreement.

     19.6 FREEDOM AND ENFORCEABILITY OF CONTRACT. The parties intend and desire that, in construing and enforcing the provisions of the Agreement, arbitrators and judges shall give maximum effect to the principles of contractual freedom and contractual enforceability. No rule of strict construction against the drafter of this Agreement shall be applicable to this Agreement.

     19.7 SEVERABILITY. If any arbitrator or court finds any provision of this Agreement to be invalid or unenforceable:

         a. The arbitrator or court shall enforce the provision to the maximum lawful extent; and

         b. The arbitrator's or court's fixing of invalidity or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement.

     19.8 WAIVER. No express or implied waiver by any party of any right of the party under this Agreement in any specific circumstance shall be considered to waive any right of the party in any other circumstance.

     19.9 DEFINITION OF PERSON. The term "PERSON" shall mean a natural person and any kind of entity.

     19.10 COUNTERPARTS. This Agreement may be signed in one or more counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which shall be deemed to constitute one and the same agreement; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signatory were an original, not a facsimile signature.

     19.11 RECITALS PORTION. The recitals portion of this Agreement is expressly incorporated into and made a part of this Agreement.




                            *SIGNATURE PAGE FOLLOWS*

         In witness of their acceptance of the above terms and conditions, the parties, in their capacities as Members and as Manager, by themselves or by their duly authorized representatives, have duly signed and dated this Agreement as of the Effective Date as follows:

MEMBERS HOLDING CLASS A UNITS:             MEMBERS HOLDING CLASS B UNITS:


MITS INVESTMENTS CORP.,                    CRANSHIRE CAPITAL, L.P.
a Nevada corporation,

                                           By: /s/ Mitchell Kopin
/s/ Michael Shalom                         Name: Mitchell Kopin
Michael Shalom, President                  Title: President- Downsview Capital
                                                             The General Partner


PHILISTAR LTD., a Cayman Island Company    KEYWAY INVESTMENTS LTD.


By:   Director Services, Ltd., Director    By: /s/ Pam Young
                                           Name: Pamela Ann Young
By:   /s/ Darryl Myers                     Title: Director
      Darryl Myers, Director

                                           THE DOTCOM FUND, LLC

                                           By: /s/ Mark Rice
                                           Name: Mark Rice
                                           Title: Managing Member


                           *SIGNATURE PAGE CONTINUES*

This Agreement is acknowledged and agreed to as of the Effective Date by the Company, its Manager, and Michael Shalom in his individual capacity.


INTERNATIONAL TECHNOLOGY
INVESTMENTS, a Nevada limited liability company


      /s/ Michael Shalom
      Michael Shalom, Manager

MICHAEL SHALOM, AS MANAGER OF
INTERNATIONAL TECHNOLOGY
INVESTMENTS, L.C.


      /s/ Michael Shalom
      Michael Shalom

MICHAEL SHALOM, IN HIS INDIVIDUAL
CAPACITY


      /s/ Michael Shalom
      Michael Shalom

                                    EXHIBIT A

                                     MEMBERS

------------------------------------ ----------------- --------------------- ---------------------- ----------------------
                                                             CLASS A                CLASS B                 TOTAL
              MEMBERS                  CONTRIBUTION           UNITS                  UNITS                  UNITS
------------------------------------ ----------------- --------------------- ---------------------- ----------------------
MITS Investment Corp.                $275,0001                10,000                   0                   10,000
------------------------------------ ----------------- --------------------- ---------------------- ----------------------
Philistar Ltd.                       $2,329,0002              30,000                   0                   30,000
------------------------------------ ----------------- --------------------- ---------------------- ----------------------
Cranshire Capital, L.P.              $2,750,000                 0                   27,500                 27,500
------------------------------------ ----------------- --------------------- ---------------------- ----------------------
Keyway Investments Ltd.              $1,000,000                 0                   10,000                 10,000
------------------------------------ ----------------- --------------------- ---------------------- ----------------------
The dotCom Fund, LLC                 $2,250,000                 0                   22,500                 22,500
------------------------------------ ----------------- --------------------- ---------------------- ----------------------

------------------------------------ ----------------- --------------------- ---------------------- ----------------------
TOTAL
------------------------------------ ----------------- --------------------- ---------------------- ----------------------
                                     $8,604,000               40,000                60,000                 100,000
------------------------------------ ----------------- --------------------- ---------------------- ----------------------


-------------------------
1        A balance in the amount of $787,500 remains to be paid as an additional capital contribution on behalf of MITS Investment Corp. to the Company.
2        A balance in the amount of $858,500 remains to be paid as an additional capital contribution on behalf of Philistar Ltd. to the Company.

                                    EXHIBIT B

                            ARTICLES OF ORGANIZATION

                                    EXHIBIT C

                 COMMITMENTS OF MEMBERS TO LOAN MONEY TO COMPANY

                                      None

                                    EXHIBIT D

                  ADDITIONAL MATTERS ON WHICH MEMBERS MAY VOTE

                                      None

                                    EXHIBIT E

                   GUARANTEED PAYMENTS TO CLASS A UNIT HOLDERS

                                      None

                                    EXHIBIT F

                                      DRAWS

                                      None

                                    EXHIBIT G

                                ASSETS OF COMPANY

Set forth below are all the assets of the Company as of March 24, 2000:

         (1)      $6,000,000 in cash

         (2)      4,500,000 shares of IFX Common Stock

         (3)      Amended Joint Venture Agreement

                                    EXHIBIT H

                             MANAGER'S COMPENSATION

     The Manager shall not receive compensation without the affirmative vote of all Class B Units.

     In the event no Class B Units are outstanding, the Manager's compensation shall be $100,000 per year, as may be adjusted from time to time.

                                    EXHIBIT I

                           APPOINTMENT OF TAX ADVISOR

     Subject to the replacement or removal by a majority vote of the Class A Units and at least two-thirds (2/3) of the Class B Units, from time to time, the Manager shall select the Company's tax advisor.

                                    EXHIBIT J

                    REDEMPTION NOTICE BY CLASS B UNIT HOLDER

         Reference is made to the Second Amended and Restated Operating Agreement of International Technology Investments, L.C., (the "AGREEMENT"). In accordance with and pursuant to Article 17.1 of the Agreement, the undersigned hereby elects on this ______day of ________ to redeem the number of Class B Units indicated below into cash equal to $__________. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Agreement.

         Effective Date of Redemption:______________________________________

         Payment Date:______________________________________________________

         Number of Class B Units to be redeemed:____________________________

         Redemption Amount:__________________________________

         [INSERT WIRE INSTRUCTIONS]

                                            Holder:

                                            [NAME OF HOLDER]

                                            By:_________________________

                                            Name:_______________________

                                            Title:______________________

                                    EXHIBIT K

                          REDEMPTION NOTICE BY COMPANY

         Reference is made to the Second Amended and Restated Operating Agreement of International Technology Investments, L.C., International Technology Investments, L.C. (the "AGREEMENT"). In accordance with Article 17.2 of the Agreement, International Technology Investments, L.C. hereby elects as of this __________ day of ___________ to redeem all outstanding Class B Units by [paying the Redemption Amount of $__________ per Class B Unit] [exchanging _____ shares of IFX Common Stock for each Class B Unit.] Capitalized terms not otherwise defined herein shall have the meanings set forth in the Agreement.

         Effective Date of Redemption:______________________________________

         Payment Date:______________________________________________________

         Redemption Amount:_________________________________________________

         Method of Payment:

                  [ ]   In Cash; or

                  [ ]   In IFX Common Stock;

                                    If IFX Common Stock, ______shares of IFX
                                    Common Stock will be exchanged for each
                                    Class B Unit.




                                            INTERNATION TECHNOLOGY
                                            INVESTMENTS, L.C.

                                            By:_____________________________

                                            Name:___________________________

                                            Title:__________________________

                                    EXHIBIT L

                     HOLDER'S REPRESENTATIONS AND WARRANTIES

In connection with the redemption of the Class B Units held by [NAME OF HOLDER] (the "HOLDER") pursuant to Article17.11 of Second Amended and Restated Operating Agreement of International Technology Investments, L.C. (the "AGREEMENT"), the Holder represents and warrants that as of [INSERT PAYMENT DATE]:

         a. INVESTMENT PURPOSE. The Holder is acquiring the IFX Common Stock (the "SECURITIES") for its own account for investment only and not with a view toward, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act of 1933, as amended (the "1933 ACT"); provided, however, that by making the representations herein, the Holder does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act.

         b. ACCREDITED INVESTOR STATUS. The Holder is an "ACCREDITED INVESTOR" as that term is defined in Rule 501(a)(3) of Regulation D.

         c. RELIANCE ON EXEMPTIONS. The Holder understands that the Securities are being transferred to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that International Technology Investments, L.C. (the "COMPANY") is relying in part upon the truth and accuracy of, and the Holder compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Holder set forth herein in order to determine the availability of such exemptions and the eligibility of the Holder to acquire such Securities.

         d. NO GOVERNMENT REVIEW. The Holder understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

         e. TRANSFER OR RESALE. The Holder understands that except as provided in the Amended Joint Venture Agreement: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) the Company shall have delivered to IFX an opinion of counsel, in a generally acceptable form, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) the Company provides IFX with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144 promulgated under the 1933 Act, as amended, (or a successor rule thereto) ("RULE 144").

         f. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Agreement.




                                            Holder:

                                            [Name Of Holder]

                                            By:___________________________

                                            Name:_________________________

                                            Title:________________________


Agreed and Acknowledged this
______ day of ________, 2000

INTERNATIONAL TECHNOLOGY INVESTMENTS, L.C.

By:_________________
Name:_______________
Title:______________

                                    EXHIBIT M

                               NOTICE INFORMATION

CRANSHIRE CAPITAL, L.P.                     INTERNATIONAL TECHNOLOGY
666 Dundee Rd., Ste. 1901                   INVESTMENTS, L.C.
Northbrook, IL 60062
Attn: Mitchell Kopin                        1135 Terminal Way, Suite 106
(p) 847/562-9030                            Reno, Nevada 89502
(f) 847/562-9031                            (p) 775/329-1842

with a copy to:                             MITS INVESTMENT CORP.

Katten Muchin Zavis                         1135 Terminal Way, Suite 106
525 W. Monroe Street                        Reno, Nevada 89502
Chicago, Illinois 60661-3693                (p) 775/329-1842
Attention: Anthony J. Ribaudo, Esq.
(p) 312/ 902-5521
(f) 312/ 577-8763
                                            PHILISTAR, LTD.
THE DOTCOM FUND, LLC
666 Dundee Rd., Ste. 1901                   1135 Terminal Way, Suite 106
Northbrook, IL 60062                        Reno, Nevada 89502
Attention: Mark Rice                        (p) 775/329-1842
(p) 847/509-2290
(f) 847/509-2295

KEYWAY INVESTMENTS LTD.                     MICHAEL SHALOM
19 Mount Havelock
Douglas, Isle of Man                        1135 Terminal Way, Suite 106
United Kingdom                              Reno, Nevada 89502
1M1 2QG                                     (p) 775/329-1842
(p) 011-44-171-323-2131
(f) 011-44-171-323-0773
Attention: Martin Peters                    with a copy to:

                                            Dennis Olle, Esq.
                                            Adorno & Zeder, P.A.
                                            2601 S. Bayshore Dr., Ste. 1600
                                            Miami, Florida 33133
                                            (p) 305/860-7044
                                            (f) 305/858-4777

                                    EXHIBIT N

                                      LIENS

As of March 24, 2000, set forth below is all of the Liens of the Company:

         (1) 3,750,000 shares of IFX Common Stock pledged to Donaldson Lufkin & Jenrette; and,

         (2) 750,000 shares of IFX Common Stock pledged to Scotiabank (Cayman Islands) Ltd.

                                    EXHIBIT O

                                  INDEBTEDNESS

As of March 24, 2000, set forth below is all of the Indebtedness of the Company:

         (1) Margin Loan of approximately $2,905,497.83 provided by Donaldson Lufkin & Jenrette;

         (2) Secured Promissory Note of approximately $1,500,000 issued to Scotiabank (Cayman Islands) Ltd.; and

         (3) Unsecured Promissory Note of $2,000,000 issued to IFX.




                                      O-1